

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-7-07



07052202

April 13, 2007

Christina Lai
Senior Legal Director
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/13/2007

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

Dear Ms. Lai:

This is in response to your letters dated February 7, 2007 and March 20, 2007 concerning the shareholder proposal submitted to Yahoo! by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated March 13, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, NY 10007-2341



1934 Act/Rule 14a-8

February 7, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by the Office of the Comptroller of New York City

Ladies and Gentlemen:

Yahoo! Inc., a Delaware corporation ("Yahoo!" or the "Company"), hereby requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, the Company omits the enclosed stockholder proposal and recitals (the "Proposal") submitted by the Office of the Comptroller of New York City (the "Proponent"), on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System, from the Company's proxy materials for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we have enclosed six (6) copies of this letter and the related exhibits. A copy of this letter, together with the related exhibits, is also being delivered to the Proponent informing it of the Company's intention to omit the Proposal from its proxy materials.

The Proposal

On December 5, 2006, Yahoo! received a letter from the Proponent containing the following proposal for inclusion in the Company's 2007 proxy statement:



701 First Avenue • Sunnyvale, CA 94089 • phone 408 349-3300 • fax 408 349-3301 yahoo.com

"**Therefore, be it resolved**, that shareholders request that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards:

1) Data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system.
2) The company will not engage in pro-active censorship.
3) The company will use all legal means to resist demands for censorship. The company will only comply with such demands if required to do so through legally binding procedures.
4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.
5) Users should be informed about the company's data retention practices, and the ways in which their data is shared with third parties.
6) The company will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available."

The Proposal also included a series of introductory recitals. A complete copy of the Proposal, including such recitals, is attached hereto as Exhibit A.

As discussed more fully below, the Company believes that it may omit the Proposal from its 2007 proxy materials for the following reasons:

1. The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore may be omitted pursuant to Rule 14a-8(i)(7);

2. The Company lacks the power or authority to implement the Proposal, and to such extent, may omit the Proposal pursuant to Rule 14a-8(i)(6);

3. Portions of the Proposal have already been substantially implemented by the Company, and therefore may be omitted pursuant to Rule 14a-8(i)(10); and

4. The Proposal is vague and indefinite, and the Proposal contains materially false and misleading statements, in violation of Rule 14a-9, and therefore the Proposal and such false and misleading statements may be omitted pursuant to Rule 14a-8(i)(3).

Analysis

1. **The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.**

A company may exclude a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Release No. 34-40018 (May 21, 1998) (which we will refer to in this letter as the "1998 Release"), the Staff indicated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Staff further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Company believes that the Proposal is precisely the type of matter that the "ordinary business" exception in Rule 14a-8(i)(7) is intended to address. The Proposal seeks to institute policies and standards that, if implemented, would dictate the basis and manner in which the Company provides or makes available services to its users. For example, the Proposal would impact such day-to-day operating decisions as the content of and basis upon which information is made available to users of the Company's services, the content of communications from the Company to its users, and the selection of geographic locales to host user data. Furthermore, in seeking a policy against pro-active censorship (presumably even with respect to illegal or regulated content) and requiring the use of "all legal means" to resist other demands for censorship, the Proposal seeks to dictate the Company's response to applicable governmental regulations. These matters are not only fundamental to management's ability to operate the Company on a daily basis, but are also complex matters that, in order to make an informed judgment, require a detailed understanding of, among other things, the Company's business, the services offered by the Company and the manner in which such services are provided, available technology and the various regulatory environments in which the Company operates. It simply would be impractical, and impede the conduct of the Company's business, to have stockholders, as a group, micro-managing such complex aspects of the Company's business, or seeking solutions to these matters in the context of an annual stockholders meeting.

With the understanding that the specific instructions in the Proposal are intended to focus the Company' attention on freedom of expression and privacy, the Company's position in this regard is further supported by the fact that the Company's management already addresses the matters referenced in the Proposal. Over the last year, and in any case prior to receiving the Proposal, the Company has established a multi-disciplinary and cross-functional team of Yahoo!

employees worldwide to coordinate and support the Company's efforts to address privacy and free expression issues on a global basis. The team consists of Yahoo! employees from a variety of disciplines and departments, including legal, public and governmental relations, privacy, public policy, community affairs, global law enforcement and compliance, security, emerging markets and international operations. Members of the team consult regularly with Company officers and other personnel and respond to internal and external requests for information and feedback on foreign laws and Company practices and policies. Members of the team also frequently engage and consult with outside experts, such as the U.S. Department of State and various academic institutions (such as The Berkman Center on Internet & Society at Harvard Law School), and collaborate with leaders and representatives of other technology and communications companies to seek solutions to the free expression and privacy challenges that these companies face when conducting business internationally. In short, this multi-disciplinary team of executives and managers is responsible for guiding the Company, when faced with laws, regulations and policies that implicate human rights issues, in making decisions as to how best to conduct business in compliance with current regulations, and how best to act or respond to effect change in the regulatory framework to promote the Company's business objectives.[1]

In several analogous circumstances, the Staff has permitted companies to exclude on the basis of Rule 14a-8(i)(7) proposals aimed at comparable management functions. *See, e.g., Bank of America Corporation* (March 7, 2005) (company permitted to exclude a proposal requesting a report on the company's "policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations 'outsourced' to offshore locations"); *Carnival Corporation and Carnival plc* (January 6, 2006) (company allowed to exclude proposal requiring the company to terminate contracts to display certain broadcast stations and certain media publications, because it related to the "nature, content and presentation of programming"); and *Bank of America Corporation* (February 21, 2006) (company permitted to exclude a proposal that pertained to "customer relations"). *See also Sprint Corporation* (February 6, 2002) (company permitted to exclude a proposal requesting that the board prepare a report on the feasibility of using recycled paper for billing statements, noting that the proposal related the company's ordinary business of "decisions concerning the paper stock and method of billing"). The Staff has also classified as "ordinary business" the manner in which a company complies with or responds to governmental regulation.

[1] The Company's proactive engagement on these issues, and its efforts to solicit input from others and inform the public of its progress, are further confirmed in a number of recent announcements and public statements by or involving the Company. *See, e.g.,* Company press release issued on February 13, 2006 entitled "*Yahoo! Our Beliefs as a Global Internet Company.*" *See also* press release issued on January 18, 2007 by Business for Social Responsibility (announcing an initiative by a group of companies (including Yahoo!), academics, investors and technology leaders and human rights organizations to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally); *On Being Global,* Yahoo! Corporate Blog, January 18, 2007 (http://yodel.yahoo.com/2007/01/18/on-being-global/); and *The GIFT of giving,* Yahoo! Corporate Blog, February 2, 2007 (http://yodel.yahoo.com/2007/02/02/the-gift-of-giving/). For the Staff's convenience, we are enclosing with this letter a copy of each of the foregoing materials (attached as Exhibit B, Exhibit C, Exhibit D and Exhibit E, respectively).

See, e.g., Monsanto Company (November 3, 2005) (company permitted to exclude a proposal establishing an ethics oversight committee because it related to the "general conduct of a legal compliance program"); *Microsoft Corporation* (September 29, 2006) (company permitted to exclude a proposal requesting a report on the company's response to regulation of the Internet because it related to the ordinary business operation of "evaluating the impact of expanded government regulation of the Internet"). The Staff has also allowed companies to exclude proposals under the "ordinary business" exception to the extent that they attempt to involve the company in a legislative process relating to aspects of its business operations. *See, e.g., Verizon Communications, Inc.* (January 31, 2006); *International Business Machines Corporation* (March 2, 2000); *Pepsico, Inc.* (March 7, 1991); *Dole Food Company* (February 10, 1992); and *GTE Corporation* (February 10, 1992).

For all of the foregoing reasons, the Company believes that it may exclude the Proposal from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

2. **The Company lacks the power or authority to implement the Proposal, and to such extent, may omit the Proposal pursuant to Rule 14a-8(i)(6).**

Rule 14a-8(i)(6) allows a company to exclude from its proxy materials a proposal if the company lacks the power or authority to implement the proposal. Yahoo! and its affiliates currently have business operations and joint ventures in a number of foreign countries. Yahoo! also holds investments in companies located abroad, including in China, where Yahoo! owns a minority investment in Alibaba.com Corporation ("Alibaba"). The text of the Proposal does not distinguish between the Company and its affiliates, joint ventures and minority investments, and can be read as seeking to extend application of the specified minimum standards to all such entities. However, in the case of Alibaba, Yahoo! owns only a minority investment, and otherwise does not have day-to-day management control, and thus lacks the power or authority to implement or impose the requested standards on Alibaba or any of its business units. To the extent Alibaba has already implemented portions of the Proposal, it has done so independently.

The Staff has allowed companies to exclude proposals pursuant to Rule 14a-8(i)(6) under analogous circumstances. For example, the Staff has determined that a board of directors would lack the power to ensure that other directors would retain their independence at all times. *Allied Waste Industries, Inc.* (March 21, 2005); *see also* Staff Legal Bulletin No. 14C (June 28, 2005) (discussing *Allied Waste Industries, Inc.*). The Staff has also allowed exclusion of a proposal requesting adoption of a bylaw which would have applied "to successor companies" because it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal." *AT&T Corp.* (March 10, 2002).

To the extent that Yahoo! lacks the power to implement the Proposal, the Company believes it may omit the Proposal pursuant to Rule 14a-8(i)(6).

3. Portions of the Proposal already have been substantially implemented, and therefore may be excluded pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows a company to exclude from its proxy materials a proposal that the Company has already substantially implemented. Yahoo! believes that certain elements of the Proposal have been substantially implemented. Specifically:

- Yahoo! already notifies each Yahoo! e-mail user that individual data about the user is collected, and that under certain circumstances user data may be shared with third parties (as the Proposal suggests in minimum standard no. 5). Yahoo! has an extensive privacy policy that informs users of what data the Company collects, and clearly delineates the ways in which data may be shared with third parties A copy of Yahoo!'s privacy policy is enclosed with this letter as Exhibit F. Links to Yahoo!'s privacy policy can be located not only on users' e-mail pages, but from virtually anywhere on the Yahoo! website. Additionally, acknowledgment of the privacy policy is a condition to user registration. Thus, Yahoo! believes it has substantially implemented this policy and may exclude it pursuant to Rule 14a-8(i)(10).

- Yahoo! China, which is owned and operated by Alibaba, informs users when it filters or censors content that the user is trying to access (as the Proposal suggests in standard no. 4). Specifically, the following notice appears on the Yahoo! China search page to inform users that results may have been modified pursuant to legal requirements (quoting in pertinent part, and translated into English):

  > "All the search results of Yahoo originate from relevant websites, part of which may not be shown according to the applicable laws and regulations. Please click here to view the search results not shown according to the Regulations on the Protection of the Right of Communication through Information Network."

  Thus, as a consequence of Alibaba's decision to have Yahoo! China include this notice, Yahoo! believes minimum standard no. 4 has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10).

4. **The Proposal is vague and indefinite, and the Proposal contains materially false and misleading statements, in violation of Rule 14a-9. Accordingly, the Company may exclude the Proposal and such false and misleading statements pursuant to Rule 14a-8(i)(3).**

The Company believes that it may exclude the Proposal from its proxy materials under Rule 14a-8(i)(3), which allows a company to exclude from its proxy materials stockholder proposals that violate the Commission's proxy rules, including the prohibition contained in Rule 14a-9 against the use of materially false and misleading statements.

A. The Proposal is Vague and Indefinite.

The Staff has consistently determined that vague and indefinite proposals are materially misleading in violation of Rule 14a-9, and therefore may be excluded under Rule 14a-8(i)(3). Under relevant Staff interpretations, a proposal is vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Company believes it may exclude the Proposal as vague and indefinite for the following reasons:

- The Proposal includes as minimum standard no. 1 the following: "[d]ata that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system." The reference to "Internet restricting countries" is vague and indefinite, as it does not specify any standard for determining what countries would be covered by this reference. Taken to its extreme, the reference could include many countries, such as the United States and others, that regulate content, privacy, commerce and other aspects of the Internet. Further, the standard does not define what constitutes "political speech," nor does it specify what types of "crimes" are relevant for purposes of applying the standard. Thus, the Company believes that these terms are inherently vague and indefinite -- neither the Company nor stockholders would be able to determine with any certainty which "Internet restricting countries" or what "political speech" is required to be addressed under the Proposal.

- Minimum standard no. 2 would forbid the Company from engaging in "pro-active censorship." The Company believes this is vague and indefinite for two reasons.

First, the definition of "pro-active censorship" is unclear. If foreign law required a company to self-censor certain materials, that censorship could be considered proactive in the sense that the company is doing it without government oversight, or it could be considered *reactive* in response to applicable law. Thus, it is unclear whether the Company's compliance with certain laws would violate the standard set forth in the Proposal.

Furthermore, the recitals could mislead investors as to the effect of this minimum standard. The recitals focus on political censorship and authoritarian governments, yet this minimum standard broadly declares that Yahoo! shall "not engage in pro-active censorship." Such a requirement would forbid not only pro-active censorship of items that are political in nature, but also those that have nothing to do with the stated goals of this Proposal. For instance, Yahoo! pro-actively removes all materials that it finds constitute child pornography. Such responsible action would be expressly prohibited by the language of minimum standard no. 2. However, stockholders voting on the Proposal are not likely to expect these unintended consequences, since the recitals focus exclusively on political speech in countries ruled by authoritarian governments.

- Minimum standard no. 3 would require the Company to use "all legal means" to resist demands for censorship, and would allow the Company to comply with these demands only if required to do so by "legally binding procedures." The Company believes that the phrase "all legal means" is ambiguous, and subject to multiple interpretations. "All legal means" could be limited to filing or defending lawsuits or other forms of legal process. Alternatively, the phrase could be interpreted to include protest and government lobbying because such activities are permitted by law.

  The phrase "legally binding procedures" is also vague and indefinite. Does the mere existence of an applicable law count as a legally binding "procedure," or is the Company required to violate the law and wait until the local government institutes a legal action to force the Company to comply?

  Such diverse interpretations of these phrases means there is no reasonable certainty as to what the Proposal requires, and the Company and voting stockholders could easily hold different views as to what the Proposal means.

- Minimum standard no. 4 would require the Company to "clearly" inform users when it has acceded to "legally binding government requests" to censor content. The word "clearly," in the context of this standard is subject to multiple interpretations. To clearly inform the user may require placing such information in blinking bold type font on the screen, or it may require only a small disclaimer at the bottom of the screen. The Company may decide to inform the user of exactly the search terms that were filtered or censored, or it may simply inform the user that his search has been censored, without further explanation.

The phrase "legally binding government requests" is also vague and indefinite. First note that this language differs from that in minimum standard no. 3, which speaks of legally binding "procedures." Thus, it is possible that the Company may have to censor material under minimum standard no. 3 under a legally binding procedure, but may not have to inform the user if that "procedure" does not amount to a "request" under the meaning of minimum standard no. 4. Second, it is unclear whether the existence of an applicable law is a sufficient request triggering this standard, or if the Company must only comply with this standard in the event the government institutes legal proceedings or another form of request.

- Minimum standard no. 6 would require the Company to document "all cases" where legally binding censorship requests have been complied with, and "that information" will be "publicly available." The term "all cases" could be interpreted to mean either all countries where the Company has agreed to censor materials, or every individual search attempt that results in censored material. Further, the term "that information" does not provide any indication at all as to what would be required. It could mean the fact that the Company has agreed to censor materials in a certain country. If dealing with individual searches, it could mean solely the fact that a censored search was conducted, or it could require more intricate details about the censored search, such as censored terms. There is a virtually endless array of information that could be included under the requirement of "that information." Finally, the term "publicly available" is vague and indefinite because it is impossible to tell if it requires the Company to release the required information in the form of press releases, to make it available on the Company website, to include it in the Company's filings to the Commission, or to make it publicly available in some other way.

The Company believes that the foregoing statements, read individually and together as a whole, are vague and indefinite in violation of Rule 14a-9, and thus warrant exclusion of the Proposal in its entirety. It would be wholly unclear, to both the stockholders voting on the Proposal and the Company in implementing the Proposal, what actions would be required to be taken under the Proposal if adopted.

B. The Proposal Contains Statements that are Materially False or Misleading.

The Company also believes that the Proposal includes materially false and misleading statements in violation of Rule 14a-9, as follows:

- The Proposal's first recital states: "Article 19 of the Universal Declaration on Human Rights *guarantees* freedom 'to receive and impart information and ideas through any media regardless of frontiers.'" (*Emphasis added.*) The fifth recital states: "technology companies in the United States such as Yahoo . . . have an *obligation* to comply with the principles of the Universal Declaration." (*Emphasis added.*) These statements are materially false and misleading, in that they misstate the legal effect of the Universal Declaration, and falsely suggest that Yahoo! has failed to meet legal obligations to which it is subject.

  The use of the word "guarantees" and the phrase "obligation to comply" implies that the principles embodied in the Universal Declaration trump the laws adopted by governments. The Universal Declaration is a statement of objectives -- it is not legally binding on any government or private parties.[2] In other words, a government or company may choose whether to adopt its principles and how it may elect to implement them. By contrast, the laws in any country, even those countries run by authoritarian governments, *are* legally binding on the activities of companies doing business in those countries, and electing to disregard such laws may have significant legal consequences on those companies or their employees.

  The Proponent's recitals omit these material facts and accordingly create the false impression that Yahoo! has failed to meet legal obligations to which it is subject.[3] Accordingly, the use of the words "guarantees" and "obligation" in connection with the Universal Declaration are materially false and misleading.

Conclusion

For each of the reasons discussed above, the Company believes that it may exclude the Proposal from its proxy materials for the 2007 Annual Meeting of Stockholders. If for any reason the Commission does not agree with the Company's position, or it has questions or requires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Commission's Staff prior to the issuance of a formal response. Please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-7118.

---

[2] *Universal Declaration of Human Rights*, G.A. res. 217A (III), U.N. Doc A/810 at 71 (1948) (proclaiming that the Universal Declaration is a "common standard of achievement," stating that individuals "shall strive by teaching and education to promote respect for these rights" and suggesting that "progressive measures [be used] to secure...universal recognition and observance" of those rights). A copy is included as Exhibit G to this letter for the Staff's convenience.

[3] In fact, although Yahoo! is not legally obligated to do so, in working with a formal multi-stakeholder group to create a set of global principles and operating procedures on freedom of expression and privacy to guide company behavior, the Company makes direct reference to the Universal Declaration on Human Rights.

Please acknowledge receipt of this letter and the enclosures by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

Enclosures

cc: Mr. Patrick Doherty, New York City Office of the Comptroller, Bureau of Asset Management
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

EXHIBIT A
PROPOSAL



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 5, 2006

Mr. Michael J. Callahan
Senior Vice President,
General Counsel and Secretary
Yahoo, Inc.
701 First Avenue
Sunnyvale, CA 94089

Dear Mr. Callahan:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Yahoo, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Enclosures
Yahoo 2007

INTERNET CENSORSHIP

Whereas, freedom of speech and freedom of the press are fundamental human rights, and free use of the Internet is protected in Article 19 of the Universal Declaration of Human Rights, which guarantees freedom to "receive and impart information and ideas through any media regardless of frontiers", and

Whereas, the rapid provision of full and uncensored information through the Internet has become a major industry in the United States, and one of its major exports, and

Whereas, political censorship of the Internet degrades the quality of that service and ultimately threatens the integrity and viability of the industry itself, both in the United States and abroad, and

Whereas, some authoritarian foreign governments such as the Governments of Belarus, Burma, China, Cuba, Egypt, Iran, North Korea, Saudi Arabia, Syria, Tunisia, Turkmenistan, Uzbekistan, and Vietnam block, restrict, and monitor the information their citizens attempt to obtain, and

Whereas, technology companies in the United States such as Yahoo, that operate in countries controlled by authoritarian governments have an obligation to comply with the principles of the United Nations Declaration of Human Rights, and

Whereas, technology companies in the United States have failed to develop adequate standards by which they can conduct business with authoritarian governments while protecting human rights to freedom of speech and freedom of expression,

Therefore, be it resolved, that shareholders request that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards:

1) Data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system.
2) The company will not engage in pro-active censorship.
3) The company will use all legal means to resist demands for censorship. The company will only comply with such demands if required to do so through legally binding procedures.
4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.
5) Users should be informed about the company's data retention practices, and the ways in which their data is shared with third parties.
6) The company will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 05, 2006

To Whom It May Concern

Re: Yahoo Inc. Cusip #: 984332106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 05, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 1,587,718 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 05, 2006

To Whom It May Concern

Re: Yahoo Inc. Cusip #: 984332106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 05, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 1,164,585 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 05, 2006

To Whom It May Concern

Re: Yahoo Inc. Cusip #: 984332106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 05, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 628,874 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 05, 2006

To Whom It May Concern

Re: Yahoo Inc. Cusip #: 984332106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 05, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 187,208 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

December 05, 2006

To Whom It May Concern

Re: Yahoo Inc. Cusip #: 984332106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 05, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 110,387 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT B
PRESS RELEASE



Press Release

Yahoo!: Our Beliefs as a Global Internet Company

As a leading provider of Internet-based services, Yahoo! is committed to open access to information and communication on a global basis. We believe information is power. Citizens across the globe are benefiting greatly from increased access to communications, commerce and independent sources of information. The Internet has helped transform the way business is done, advanced consumer cultures, increased competition, allowed entrepreneurship to flourish, and provided citizens with more freedom in how they live, work, exchange ideas and make choices.

Doing business in certain countries presents U.S. companies with challenging and complex questions. We are deeply concerned by efforts of governments to restrict and control open access to information and communication. We also firmly believe the continued presence and engagement of companies like Yahoo! is a powerful force in promoting openness and reform.

Private industry alone cannot effectively influence foreign government policies on issues like the free exchange of ideas, maximum access to information, and human rights reform, and we believe continued government-to-government dialogue is vital to achieve progress on these complex political issues.

What Guides Us

Since our founding in 1995, Yahoo! has been guided by beliefs closely held by our founders and sustained by our employees:

- We believe the Internet can positively transform lives, societies and economies. It expands the ability for citizens around the world to communicate, express themselves, access information, and conduct commerce. It also enhances education, lowers geographic barriers, narrows social gaps and advances economic opportunity.
- We believe the Internet is built on openness, from information access to creative expression. We are committed to providing individuals with easy access to information and opportunities to openly communicate and exchange views and opinions.
- We are committed to maintaining our customers' trust. Hundreds of millions of consumers around the world have put their trust in Yahoo! for more than a decade. We take our users' privacy very seriously and never forget users come to us by choice.
- We believe in engagement on a global basis. The Internet's reach is truly global, and at Yahoo! we offer localized content in more than twenty countries in a dozen languages. We recognize each country enacts its own laws in accordance with its own local norms and mores, and we must comply with applicable laws. We also believe our presence significantly benefits a country's citizens through access to services and information.
- We seek the innovations and ideas that can change the world. We bear a sense of responsibility to make an impact on society and to empower consumers in ways never before possible.

Our Commitment

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are undertaking the following:

- Collective Action: We will work with industry, government, academia and NGO's to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.
- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

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EXHIBIT C
PRESS RELEASE

01/18/2007: Press Release from Business for Social Responsibility

Companies, Human Rights Groups, Investors, Academics and Technology Leaders to Address International Free Expression and Privacy Challenges

(CSRwire) January 18, 2007--A diverse group of companies, academics, investors, technology leaders and human rights organizations announced today its intention to seek solutions to the free expression and privacy challenges faced by technology and communications companies doing business internationally.

The process â€" which aims to produce a set of principles guiding company behavior when faced with laws, regulations and policies that interfere with the achievement of human rights â€" marks a new phase in efforts that these groups began in 2006.

Last year, Google, Microsoft, Vodafone and Yahoo!, with the facilitation of **Business for Social Responsibility (BSR)** and advice from the Berkman Center for Internet & Society at Harvard Law School, initiated a series of dialogues to gain a fuller understanding of free expression and privacy as they relate to the use of technology worldwide.

At the same time, the **Center for Democracy and Technology (CDT)** was also convening technology leaders, investors and human rights advocates to discuss how to advance civil liberties on the Internet in the face of laws that run contrary to international standards for human rights.

Both processes benefited from dialogue, research and policy expertise on internet filtering and surveillance practices from the OpenNet Consensus, a coalition of academic institutions including the University of California Berkeleyâ€™s Graduate School of Journalism and School of Law-Boalt Hall, the Berkman Center and others.

The new combined group, in addition to developing the principles, seeks to advance their effectiveness by establishing a framework to implement the principles, hold signatories accountable and provide for ongoing learning.

"Technology companies have played a vital role building the economy and providing tools important for democratic reform in developing countries. But some governments have found ways to turn technology against their citizens -- monitoring legitimate online activities and censoring democratic material," CDT Executive Director Leslie Harris said. "It is vital that we identify solutions that preserve the enormous democratic value provided by technological development, while at the same time protecting the human rights and civil liberties of those who stand to benefit from that expansion."

BSR CEO Aron Cramer said that the discussions over the past year have already proven valuable.

"Thanks to the extraordinary commitment of the companies and other participants in this process we've already learned a great deal about the obstacles we face and the ways business and other stakeholders can join forces to address those challenges," Cramer said. â€œThis important dialogue reflects a shared commitment to maximize the information available via the internet on the basis of global principles protecting free expression and privacy. This dialogue could prove a key step in unlocking the communications potential of the internet.â€•

Members of the group plan to complete the process in 2007. The following companies and stakeholders have agreed to participate:

- Amnesty International
- Berkman Center for Internet & Society at Harvard Law School
- Boston Common Asset Management
- Business for Social Responsibility (Facilitator)
- Calvert Group
- Center for Democracy and Technology (Facilitator)
- Committee to Protect Journalists
- Domini Social Investments LLC
- Electronic Frontier Foundation
- Enterprise Privacy Group
- F&C Asset Management
- Google, Inc.
- Human Rights First
- Human Rights in China
- Human Rights Watch
- International Business Leaders Forum
- International Council on Human Rights Policy
- Microsoft
- Reporters Without Borders
- Trillium Asset Management
- United Nations Special Representative to the Secretary-General on business & human rights (Observer status)
- University of California, Berkeley School of Law-Boalt Hall
- Vodafone
- Yahoo! Inc.

More information:

Barbara-Anne Greenwald, Business for Social Responsibility
bagreenwald@bsr.org; Tel: +1 415 984 3233

Dave McGuire, Center for Democracy and Technology
dmcguire@cdt.org; Tel: + 1 202 637-9800

About Business for Social Responsibility

Since 1992, Business for Social Responsibility (BSR) has been providing socially responsible business solutions to many of the worldâ€™s leading corporations. Headquartered in San Francisco and with offices in Europe and China, BSR is a nonprofit business association that serves its 250 member companies and other Global 1000 enterprises. Through advisory services, convenings and research, BSR works with corporations and concerned stakeholders of all types to create a more just and sustainable global economy. For more information, visit www.bsr.org.

About Center for Democracy and Technology

The Center for Democracy and Technology works to promote democratic values and constitutional liberties in the digital age. With expertise in law, technology, and policy, CDT seeks practical solutions to enhance free expression and privacy in global communications technologies. CDT is dedicated to building consensus among all parties interested in the future of the Internet and other new communications media. For more information, visit www.cdt.org.

EXHIBIT D
WEBLOG



On being global

January 18th, 2007 at 8:08 am by Michael Samway, VP & Deputy General Counsel
In Trends & News

Yahoo! became a public company in April 1996 with around 100 employees. Ten days later, we launched Yahoo! Japan as a joint venture. By the end of the year, we were running Yahoo! businesses in six different countries. Back then, Yahoo! counted about 14 million page views a day, versus the nearly four billion we log today. Bringing the Yahoo! experience to users around the globe has been core to our approach from the get-go. Now more than 500 million users visit Yahoo!-branded properties worldwide every month, with the rate of user growth from outside the United States growing most rapidly.

For all the benefits we enjoy from operating in twenty plus countries and in more than a dozen languages, managing Yahoo! on a global scale creates plenty of challenges around complex and politically charged issues like censorship and user privacy.

How do we deal with obligations to follow laws of nations where the laws themselves or their application may have consequences inconsistent with internationally recognized values and standards? Are partially censored results, with notice to users, better than no results at all in a challenging market? Should we focus our concerns on censorship of political speech? Should companies draw the line on doing business somewhere based on the type of speech a government limits? Would it be a decision based on the quantity or the quality of limitations? And using which standards and measures? Could Article 19 of the Universal Declaration of Human Rights provide a starting point?. Our own First Amendment is quite broad; could that be a global standard? How do companies design product approaches that balance legitimate government rights and requirements for data access with adequate protections for user privacy? Do we agree neither right should be absolute and each should live in balance with the other? Should we design an approach that works in Beijing, Paris, São Paulo, Sydney, Toronto, and Washington, D.C. all at once? Is that possible? How far can a company go in challenging local laws and orders? What if it puts locally-based employees at risk? These are just a few of the questions we've been asking ourselves recently.

Fortunately, we haven't had to think about these questions alone. For most of the past year, we've been immersed in weekly meetings with top thinkers at Microsoft, Google and Vodafone — right, in some cases our fiercest competitors — to apply our collective wisdom to challenges to free expression and privacy. Early in 2006 we engaged the highly respected team at Business for Social Responsibility (BSR) to facilitate our industry dialogue, and we've also counted closely on the academic expertise of Harvard Law School's Berkman Center for Internet & Society.

We've looked closely at previous voluntary industry and multi-stakeholder initiatives, actively engaged individually and collectively with a wide group of international human rights groups and socially responsible investors, talked to

United Nations business and human rights experts, and consulted closely with the State Department's Global Internet Freedom Taskforce. The Center for Democracy and Technology (CDT), which also took a leadership role in convening stakeholder discussions, is now working with BSR to co-facilitate the next phase of a multi-stakeholder dialogue.

Today, our diverse group of companies, human rights organizations, academic institutions, and socially responsible investors announced a formal commitment to creating a set of global principles and operating procedures on freedom of expression and privacy — to guide "company behavior when faced with laws, regulations, and policies that interfere with the achievement of human rights" (check out the press release here). Our goals also include creating an implementation, accountability, and governance framework as well as a forum for sharing ideas. The political principles and human issues at stake are big ones — no two ways about it – and this next phase in the multi-stakeholder dialogue requires continued leadership, integrity, and teamwork from all sides.

Yahoo! is a company built on openness, free expression, and user trust. From our humble trailer roots with a small and devoted group of followers through our teenage years as a global company with hundreds of millions of users, we've seen open access to information transform communities and allow entrepreneurship to flourish as well as provide citizens with more freedom in how they live, work, exchange ideas, and make choices impacting their daily lives. Information can be a powerful tool for change and progress in the hands of internet users globally.

As a broad and diverse set of players at the table today, we're committed to harnessing the group's collective experience and brainpower to design an approach to doing business globally that consistently guides ethical decision-making in the business world's most challenging markets.

Michael Samway
VP & Deputy General Counsel

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EXHIBIT E
WEBLOG



The GIFT of giving

February 2nd, 2007 at 2:41 pm by Michael Samway, VP & Deputy General Counsel
In Trends & News

The crisp January air in Washington, D.C., is filled with the chatter of politics and foreign affairs. Ask a cabbie to drop you at the State Department — that venerable institution founded as the Department of Foreign Affairs in 1789 — and you'll get an unsolicited, loud, and lengthy opinion on U.S. foreign policy! Over the past year, I've visited the State Department a number of times for Yahoo!, principally meeting with Ambassador David Gross, Deputy Assistant Secretary Jeff Krilla, and their expert teams, all of whom are the lead thinkers behind the State Department's Global Internet Freedom Taskforce (GIFT) created in early 2006.

On Tuesday, I spoke on a GIFT panel on global free expression and the free flow of information. It was a special honor for me since I'd worked as a law clerk at the State Department Legal Adviser's Office nearly 15 years earlier. Back then as a wide-eyed intern, stepping into the State Department halls I pictured myself as a character in an elaborate John le Carré international mystery. This week's panel at the State Department was more technical Tom Clancy thriller, a state-of-the-art auditorium and an expertly moderated and sometimes provocative discussion on human rights, censorship, surveillance, encryption technology, data flows, and privacy rights.

A good-sized audience of about 80 people came to observe and participate, with many asking thoughtful and tough questions. In the crowd were technology and media companies, human rights groups, investor groups, academics, government officials, press, and concerned citizens. Despite spending nearly a year focused on this area for Yahoo!, with the diversity of participants and the passionate views on human rights, I wasn't sure what to expect from the discussion or the audience. Friendly? Hostile? New issues? Re-packaged ones?

On the first panel, a Ph.D. from the Berkman Center for Internet & Society gave a technical view of filtering and censorship challenges globally. A former State Department official and current senior vice president at investor Calvert explained just how an effective multi-stakeholder process can work. An analyst at investor F&C expounded on the findings of a recent study on access, security, and privacy. A senior leader at BSR compared previous voluntary initiatives and showed how complex questions involving sophisticated Internet technology may require new approaches to traditional human rights challenges. The tense moment on the first panel arrived when an Amnesty International representative opened his remarks by directly accusing Yahoo! and the other companies of cooperating with repressive regimes, including handing over information on political dissidents and limiting the free flow of information.

On the second panel, I joined representatives from the Center for Democracy and Technology , Human Rights First, Google, and Microsoft, and we each raised some of the vexing questions we all wrestle with in the field of business and human rights. Partly in response to comments from the first panel, I explained that we condemn the punishment of any activity internationally recognized as free expression and that the relationship between law enforcement entities and technology companies around the world is more complex than commonly understood. Rarely, if ever, will a company know the name, identity, or occupation of an individual connected to a user ID demanded by a law enforcement agency, whether in Munich, Mexico City, or Mumbai. What we do know is we protect user privacy through rigorous compliance practices and careful adherence to law governing government demands for user information.

In response to questions on challenges companies face where the free flow of information is restricted, I discussed our belief that the presence of companies like Yahoo! in markets abroad can have a transformative effect on peoples' lives and on local and national economies. Information is power. Access to information, especially through the Internet, has changed what people know about the world around them and about events, people, and issues that directly impact their lives day-to-day. People know more about local public health issues, environmental causes, politics, consumer choices, and job opportunities. They communicate and interact like never before with family, friends, neighbors, and people locally, regionally, and even globally with similar interests. And the Internet drives innovation across sectors, including in science, medicine, business, and journalism to name a few.

In a thoughtful Wall Street Journal piece from January 27, journalist Emily Parker noted that because of virtual assembly, or online gatherings, a democratic consciousness has developed inside places like China, despite broad limitations on free expression and the free flow of information. In short, information is empowering in both ordinary and extraordinary ways. It can be disruptive or even revolutionary. It's the single greatest reason certain governments fear open use of the Internet and the free flow of information.

The common theme from both panels was that responding to the challenges of restrictions on free expression and privacy globally requires collective action. At Yahoo!, we're fully committed. The more broad-based the response, the more effective and sustainable. The State Department's engagement and support through their own complimentary global initiatives, including GIFT, reinforces our belief we're moving in the right direction on behalf of the global community of Internet users. The positive partnership formed between companies, human rights groups, socially responsible investors, and academics — facilitated by BSR and CDT — makes us cautiously optimistic about the development of guiding principles and operational standards, for companies in our sector and eventually beyond, that will allow us to continue making profits with principle.

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EXHIBIT F
PRIVACY POLICY

Yahoo! Privacy Policy

Yahoo! takes your privacy seriously. Please read the following to learn more about our privacy policy.


CLICK TO
reviewed by
TRUSTe
site privacy statement
VERIFY

NOTICE: Click here for important information about safe surfing from the Federal Trade Commission.

What This Privacy Policy Covers

- This policy covers how Yahoo! treats personal information that Yahoo! collects and receives, including information related to your past use of Yahoo! products and services. Personal information is information about you that is personally identifiable like your name, address, email address, or phone number, and that is not otherwise publicly available.
- This policy does not apply to the practices of companies that Yahoo! does not own or control, or to people that Yahoo! does not employ or manage. In addition, some companies that Yahoo! has acquired have their own, preexisting privacy policies which may be viewed on our acquired companies page.
- Yahoo! participates in the Safe Harbor program developed by the U.S. Department of Commerce and the European Union. To view our certification, visit the U.S. Department of Commerce's Safe Harbor Web site. For more information about Yahoo!'s participation in the Safe Harbor program, please visit our Safe Harbor details page.

Information Collection and Use

General

- Yahoo! collects personal information when you register with Yahoo!, when you use Yahoo! products or services, when you visit Yahoo! pages or the pages of certain Yahoo! partners, and when you enter promotions or sweepstakes. Yahoo! may combine information about you that we have with information we obtain from business partners or other companies.
- When you register we ask for information such as your name, email address, birth date, gender, ZIP code, occupation, industry, and personal interests. For some financial products and services we might also ask for your address, Social Security number, and information about your assets. When you register with Yahoo! and sign in to our services, you are not anonymous to us.
- Yahoo! collects information about your transactions with us and with some of our business

partners, including information about your use of financial products and services that we offer.

- Yahoo! automatically receives and records information on our server logs from your browser, including your IP address, Yahoo! cookie information, and the page you request.
- Yahoo! uses information for the following general purposes: to customize the advertising and content you see, fulfill your requests for products and services, improve our services, contact you, conduct research, and provide anonymous reporting for internal and external clients.

Children

- When a child under age 13 attempts to register with Yahoo!, we ask the child to have a parent or guardian create a Yahoo! Family Account to obtain parental permission.
- Yahoo! does not contact children under age 13 about special offers or for marketing purposes without a parent's permission.
- Yahoo! does not ask a child under age 13 for more personal information, as a condition of participation, than is reasonably necessary to participate in a given activity or promotion.

Information Sharing and Disclosure

- Yahoo! does not rent, sell, or share personal information about you with other people or non-affiliated companies except to provide products or services you've requested, when we have your permission, or under the following circumstances:
  - We provide the information to trusted partners who work on behalf of or with Yahoo! under confidentiality agreements. These companies may use your personal information to help Yahoo! communicate with you about offers from Yahoo! and our marketing partners. However, these companies do not have any independent right to share this information.
  - We have a parent's permission to share the information if the user is a child under age 13. Parents have the option of allowing Yahoo! to collect and use their child's information without consenting to Yahoo! sharing of this information with people and companies who may use this information for their own purposes.
  - We respond to subpoenas, court orders, or legal process, or to establish or exercise our legal rights or defend against legal claims.
  - We believe it is necessary to share information in order to investigate, prevent, or take action regarding illegal activities, suspected fraud, situations involving potential threats to the physical safety of any person, violations of Yahoo!'s terms of use, or as otherwise required by law.
  - We transfer information about you if Yahoo! is acquired by or merged with another company. In this event, Yahoo! will notify you before information about you is transferred and becomes subject to a different privacy policy.
- Yahoo! displays targeted advertisements based on personal information. Advertisers (including ad serving companies) may assume that people who interact with, view, or click targeted ads

meet the targeting criteria—for example, women ages 18-24 from a particular geographic area.

  - Yahoo! does not provide any personal information to the advertiser when you interact with or view a targeted ad. However, by interacting with or viewing an ad you are consenting to the possibility that the advertiser will make the assumption that you meet the targeting criteria used to display the ad.
  - Yahoo! advertisers include financial service providers (such as banks, insurance agents, stock brokers and mortgage lenders) and non-financial companies (such as stores, airlines, and software companies).

- Yahoo! works with vendors, partners, advertisers, and other service providers in different industries and categories of business. For more information regarding providers of products or services that you've requested please read our detailed reference links.

Cookies

- Yahoo! may set and access Yahoo! cookies on your computer.
- Yahoo! lets that show advertisements on some of our pages set and access their cookies on your computer. Other companies' use of their cookies is subject to their own privacy policies, not this one. Advertisers or other companies do not have access to Yahoo!'s cookies.
- Yahoo! uses web beacons to access Yahoo! cookies inside and outside our network of web sites and in connection with Yahoo! products and services.

Your Ability to Edit and Delete Your Account Information and Preferences

General

- You can edit your Yahoo! Account Information, including your marketing preferences, at any time.
- New categories of marketing communications might be added to the Marketing Preferences page from time to time. Users who visit this page can opt out of receiving future marketing communications from these new categories or they can unsubscribe by following instructions contained in the messages they receive.
- We reserve the right to send you certain communications relating to the Yahoo! service, such as service announcements, administrative messages and the Yahoo! Newsletter, that are considered part of your Yahoo! account, without offering you the opportunity to opt out of receiving them.
- You can delete your Yahoo! account by visiting our Account Deletion page. Please click here to read about information that might possibly remain in our archived records after your account has been deleted.

Children

- Parents can review, edit, and delete information relating to their child's Yahoo! account using tools offered by Yahoo! Family Accounts.
- If a parent chooses not to allow us to further collect or use a child's information, parents enrolled in Yahoo! Family Accounts can delete their child's account by signing into that child's account and then visiting our Account Deletion page. Please click here to read about information that might possibly remain in our archived records after your account has been deleted.

Confidentiality and Security

- We limit access to personal information about you to employees who we believe reasonably need to come into contact with that information to provide products or services to you or in order to do their jobs.
- We have physical, electronic, and procedural safeguards that comply with federal regulations to protect personal information about you.
- To learn more about security, including the security steps we have taken and security steps you can take, please read Security at Yahoo!.

Changes to this Privacy Policy

- Yahoo! may update this policy. We will notify you about significant changes in the way we treat personal information by sending a notice to the primary email address specified in your Yahoo! account or by placing a prominent notice on our site.

Questions and Suggestions

- Yahoo! is TRUSTe-certified. This certification applies to all English-language sites under the Yahoo.com domain. If you feel that your inquiry has not been satisfactorily addressed, you should contact TRUSTe, an independent privacy organization. TRUSTe serves as a liaison with Yahoo! to resolve your concern.
- If you have questions or suggestions, please complete a feedback form or you can contact us at:

Yahoo! Inc.
Customer Care - Privacy Policy Issues
701 First Avenue
Sunnyvale, CA 94089
(408) 349-5070

Effective Date: November 22, 2006

EXHIBIT G
UNIVERSAL DECLARATION OF HUMAN RIGHTS



all human rights for all

FIFTIETH ANNIVERSARY OF THE UNIVERSAL DECLARATION OF HUMAN RIGHTS

1948-1998

Universal Declaration of Human Rights

(other language versions)

Adopted and proclaimed by General Assembly resolution 217 A (III) of 10 December 1948

On December 10, 1948 the General Assembly of the United Nations adopted and proclaimed the Universal Declaration of Human Rights the full text of which appears in the following pages. Following this historic act the Assembly called upon all Member countries to publicize the text of the Declaration and "to cause it to be disseminated, displayed, read and expounded principally in schools and other educational institutions, without distinction based on the political status of countries or territories."

PREAMBLE

Whereas recognition of the inherent dignity and of the equal and inalienable rights of all members of the human family is the foundation of freedom, justice and peace in the world,

Whereas disregard and contempt for human rights have resulted in barbarous acts which have outraged the conscience of mankind, and the advent of a world in which human beings shall enjoy freedom of speech and belief and freedom from fear and want has been proclaimed as the highest aspiration of the common people,

Whereas it is essential, if man is not to be compelled to have recourse, as a last resort, to rebellion against tyranny and oppression, that human rights should be protected by the rule of law,

Whereas it is essential to promote the development of friendly relations between nations,

Whereas the peoples of the United Nations have in the Charter reaffirmed their faith in fundamental human rights, in the dignity and worth of the human person and in the equal rights of men and women and have determined to promote social progress and better standards of life in larger freedom,

Whereas Member States have pledged themselves to achieve, in co-operation with the United Nations, the promotion of universal respect for and observance of human rights and fundamental freedoms,

Whereas a common understanding of these rights and freedoms is of the greatest importance for the full realization of this pledge,

Now, Therefore THE GENERAL ASSEMBLY proclaims THIS UNIVERSAL DECLARATION OF HUMAN RIGHTS as a common standard of achievement for all peoples and all nations, to the end that every individual and every organ of society, keeping this Declaration constantly in mind, shall strive by teaching and education to promote respect for these rights and freedoms and by progressive measures, national and international, to secure their universal and effective recognition and observance, both among the peoples of Member States themselves and among the peoples of territories under their jurisdiction.

Article 1.

All human beings are born free and equal in dignity and rights.They are endowed with reason and conscience and should act towards one another in a spirit of brotherhood.

Article 2.

Everyone is entitled to all the rights and freedoms set forth in this Declaration, without distinction of any kind, such as race, colour, sex, language, religion, political or other opinion, national or social origin, property, birth or other status. Furthermore, no distinction shall be made on the basis of the political, jurisdictional or international status of the country or territory to which a person belongs, whether it be independent, trust, non-self-governing or under any other limitation of sovereignty.

Article 3.

Everyone has the right to life, liberty and security of person.

Article 4.

No one shall be held in slavery or servitude; slavery and the slave trade shall be prohibited in all their forms.

Article 5.

No one shall be subjected to torture or to cruel, inhuman or degrading treatment or punishment.

Article 6.

Everyone has the right to recognition everywhere as a person before the law.

Article 7.

All are equal before the law and are entitled without any discrimination to equal protection of the law. All are entitled to equal protection against any discrimination in violation of this Declaration and against any incitement to such discrimination.

Article 8.

Everyone has the right to an effective remedy by the competent national tribunals for acts violating the fundamental rights granted him by the constitution or by law.

Article 9.

No one shall be subjected to arbitrary arrest, detention or exile.

Article 10.

Everyone is entitled in full equality to a fair and public hearing by an independent and impartial tribunal, in the determination of his rights and obligations and of any criminal charge against him.

Article 11.

(1) Everyone charged with a penal offence has the right to be presumed innocent until proved guilty according to law in a public trial at which he has had all the guarantees necessary for his defence.

(2) No one shall be held guilty of any penal offence on account of any act or omission which did not constitute a penal offence, under national or international law, at the time when it was committed. Nor shall a heavier penalty be imposed than the one that was applicable at the time the penal offence was committed.

Article 12.

No one shall be subjected to arbitrary interference with his privacy, family, home or correspondence, nor to attacks upon his honour and reputation. Everyone has the right to the protection of the law against such interference or attacks.

Article 13.

(1) Everyone has the right to freedom of movement and residence within the borders of each state.

(2) Everyone has the right to leave any country, including his own, and to return to his country.

Article 14.

(1) Everyone has the right to seek and to enjoy in other countries asylum from persecution.

(2) This right may not be invoked in the case of prosecutions genuinely arising from non-political crimes or from acts contrary to the purposes and principles of the United Nations.

Article 15.

(1) Everyone has the right to a nationality.

(2) No one shall be arbitrarily deprived of his nationality nor denied the right to change his nationality.

Article 16.

(1) Men and women of full age, without any limitation due to race, nationality or religion, have the right to marry and to found a family. They are entitled to equal rights as to marriage, during marriage and at its dissolution.

(2) Marriage shall be entered into only with the free and full consent of the intending spouses.

(3) The family is the natural and fundamental group unit of society and is entitled to protection by society and the State.

Article 17.

(1) Everyone has the right to own property alone as well as in association with others.

(2) No one shall be arbitrarily deprived of his property.

Article 18.

Everyone has the right to freedom of thought, conscience and religion; this right includes freedom to change his religion or belief, and freedom, either alone or in community with others and in public or private, to manifest his religion or belief in teaching, practice, worship and observance.

Article 19.

Everyone has the right to freedom of opinion and expression; this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers.

Article 20.

(1) Everyone has the right to freedom of peaceful assembly and association.

(2) No one may be compelled to belong to an association.

Article 21.

(1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.

(2) Everyone has the right of equal access to public service in his country.

(3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal suffrage and shall be held by secret vote or by equivalent free voting procedures.

Article 22.

Everyone, as a member of society, has the right to social security and is entitled to realization, through national effort and international co-operation and in accordance with the organization and resources of each State, of the economic, social and cultural rights indispensable for his dignity and the free development of his personality.

Article 23.

(1) Everyone has the right to work, to free choice of employment, to just and favourable

conditions of work and to protection against unemployment.

(2) Everyone, without any discrimination, has the right to equal pay for equal work.

(3) Everyone who works has the right to just and favourable remuneration ensuring for himself and his family an existence worthy of human dignity, and supplemented, if necessary, by other means of social protection.

(4) Everyone has the right to form and to join trade unions for the protection of his interests.

Article 24.

Everyone has the right to rest and leisure, including reasonable limitation of working hours and periodic holidays with pay.

Article 25.

(1) Everyone has the right to a standard of living adequate for the health and well-being of himself and of his family, including food, clothing, housing and medical care and necessary social services, and the right to security in the event of unemployment, sickness, disability, widowhood, old age or other lack of livelihood in circumstances beyond his control.

(2) Motherhood and childhood are entitled to special care and assistance. All children, whether born in or out of wedlock, shall enjoy the same social protection.

Article 26.

(1) Everyone has the right to education. Education shall be free, at least in the elementary and fundamental stages. Elementary education shall be compulsory. Technical and professional education shall be made generally available and higher education shall be equally accessible to all on the basis of merit.

(2) Education shall be directed to the full development of the human personality and to the strengthening of respect for human rights and fundamental freedoms. It shall promote understanding, tolerance and friendship among all nations, racial or religious groups, and shall further the activities of the United Nations for the maintenance of peace.

(3) Parents have a prior right to choose the kind of education that shall be given to their children.

Article 27.

(1) Everyone has the right freely to participate in the cultural life of the community, to enjoy the arts and to share in scientific advancement and its benefits.

(2) Everyone has the right to the protection of the moral and material interests resulting from any scientific, literary or artistic production of which he is the author.

Article 28.

Everyone is entitled to a social and international order in which the rights and freedoms set forth in this Declaration can be fully realized.

Article 29.

(1) Everyone has duties to the community in which alone the free and full development of his personality is possible.

(2) In the exercise of his rights and freedoms, everyone shall be subject only to such limitations as are determined by law solely for the purpose of securing due recognition and respect for the rights and freedoms of others and of meeting the just requirements of morality, public order and the general welfare in a democratic society.

(3) These rights and freedoms may in no case be exercised contrary to the purposes and principles of the United Nations.

Article 30.

Nothing in this Declaration may be interpreted as implying for any State, group or person any right to engage in any activity or to perform any act aimed at the destruction of any of the rights and freedoms set forth herein.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RICHARD S SIMON
DEPUTY GENERAL COUNSEL

TELEPHONE: (212) 669-7775
FACSIMILE: (212) 815-8578
RSIMON@COMPTROLLER.NYC.GOV

March 13, 2007

BY EMAIL AND EXPRESS MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Yahoo! Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 7, 2007 letter submitted to the Securities and Exchange Commission (the "Commission") by Christina Lai, Esq., Senior Legal Director at Yahoo! Inc. ("Yahoo" or the "Company"), which seeks assurance that the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Commission will not recommend any enforcement action if the Company excludes from its proxy statement for the 2007 annual meeting the Funds' shareholder proposal (the "Proposal"). I have reviewed the Proposal, as well as the Company's February 7, 2007 letter, and Rule 14a-8. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2007 Proxy Materials. The Funds' Proposal, in light of efforts of authoritarian governments to restrict Internet freedom, requests that the Company adopt policies to protect freedom of access to the Internet. As detailed below, the Proposal relates to significant social policy issues that transcend "ordinary business"; the Company does not lack the power to adopt and implement a policy to protect Internet freedom; the Proposal has not been "substantially implemented" in any respect by the Company's existing privacy page; and the Proposal is neither vague nor misleading, but rather is clear and flexible. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses set out concerns with respect to Internet access, censorship and monitoring overseas, including that "some authoritarian foreign governments such as the Governments of Belarus, Burma, China, Cuba, Egypt, Iran, North Korea, Saudi Arabia, Syria, Tunisia, Turkmenistan, Uzbekistan, and Vietnam block, restrict, and monitor the information their citizens attempt to obtain."

The Resolved clause then states:

> **Therefore, be it resolved,** that shareholders request that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards:
>
> 1) Data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system.
> 2) The company will not engage in pro-active censorship.
> 3) The company will use all legal means to resist government demands for censorship. The company will only comply with such demands if required to do so through legally binding procedures.
> 4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.
> 5) Users should be informed about the company's data retention practices, and the ways in which their data is shared with third parties.
> 6) The company will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available.

II. DISCUSSION: THE PROPOSAL CANNOT BE OMITTED UNDER RULE 14a-8

The Company seeks to omit the Proposal under Rules: 14a-8(i)(7) (relates to ordinary business of the company); 14a-8(i)(6) (company lacks power or authority to implement the proposal); 14a-8(i) (10) (proposal substantially implemented); and 14a-8(i)(3) (proposal is vague and indefinite, and contains false and misleading statements). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that these exclusions apply. For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on any of those grounds.

A. The Proposal Raises Significant Social Policy Concerns, and Does Not Relate to "Ordinary Business" of the Company Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) cannot be used to exclude the Proposal that Yahoo adopt policies to protect the Internet freedoms of its users, as against foreign government repression. The Division of Corporate Finance has stated that "ordinary business" cannot be used as a rationale to exclude under Rule 14a-8(i)(7) proposals that relate to matters of substantial public interest. The July 12, 2002 *Staff Legal Bulletin 14A*, which specified that Staff would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, advised:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

(Footnotes omitted).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Id.

In accord with that position of the Division, the Staff has declined in recent years to permit companies to use Rule 14a-8(i)(7) to exclude proposals relating to serious policy concerns, such as human rights and freedoms or national security concerns, raised by a company's foreign business operations. The Staff has not accepted arguments that such proposals improperly "micro-managed" matters of "day-to-day" company business, such as where to do business abroad, how to deal with foreign governments, or how to treat foreign employees or residents. Indeed, in a letter almost directly on point, the Staff rejected a company's argument under Rule 14a-8(i)(7) that a proposal seeking a report about the hardware or software that that the company provided to China or other nations to monitor, intercept or block Internet traffic could be excluded because it dealt with the "company's ordinary business operations." *Cisco Systems, Inc.* (Sep. 19, 2002).

As the Yahoo Proposal deals with the same core policy issue as the proposal in *Cisco*, except in the context of providing Internet services rather than hardware or software, we submit that the same result should obtain here. *See also General Electric Co.* (Jan. 28, 2005) (seeking report on reputational risks of investing in Iran); *BJ Services Co.* (Dec. 10, 2003) (seeking report on financial consequences of investing in, and divesting from, Burma); *Freeport-McMoran Copper & Gold, Inc.* (Feb. 12, 2004) (calling for end to payments to Indonesian military, after killings of company employees); and *Xcel Energy, Inc.* (March 24, 2003) (seeking adoption of standards for human rights, treatment of indigenous peoples, and worker health and safety). Given the very significant public concerns as to the policy implications of U.S. companies facilitating Internet censorship, as raised in the recent U.S. government statements discussed below, the Staff should deny the Company's request for no-action relief on "ordinary business" grounds as to the current Proposal, as well.

In both the legislative and the executive branches of the United States government, serious public policy concerns have recently been raised with respect to Internet censorship and monitoring by repressive foreign governments. Congressional policy concerns over foreign Internet and online censorship have resulted in proposed legislation, "The Global Online Freedom Act," re-introduced as *H.R. 275* on January 7, 2007 by Congressman Chris Smith (R-NJ), a senior member of the House Foreign Affairs Committee, and cosponsored by Congressman Frank Wolf (R-VA), the senior Republican member on the State and Foreign Operations subcommittee of the House Appropriations Committee. The near-identity of those legislative concerns with the social policy concerns identified in the Funds' Proposal can be seen just from a review of the headings of some of the bill's Titles and Sections:

> TITLE I--PROMOTION OF GLOBAL INTERNET FREEDOM
>
> Sec. 104. Office of Global Internet Freedom.
> Sec. 105. Annual designation of Internet-restricting countries; report.
>
> TITLE II--MINIMUM CORPORATE STANDARDS FOR ONLINE FREEDOM
>
> Sec. 201. Protection of personally identifiable information.
> Sec. 202. Integrity of personally identifiable information.
> Sec. 203. Transparency regarding search engine filtering.
> Sec. 204. Transparency regarding Internet censorship.

The full bill can be found at: http://thomas.loc.gov/cgi-bin/query/z?c110:H.R.275: Those same policy concerns were summarized in Congressman Smith's release that accompanied the re-introduction of the bill:

> Authoritarian regimes including China, Belarus, Cuba, Ethiopia, Iran, Laos, North Korea, Tunisia and Vietnam are all known to block, restrict and monitor the free flow of information on the Internet. In some of the more egregious cases, democracy activists have been tracked down and incarcerated for their online communications. American IT companies Microsoft, Google, Yahoo! and Cisco Systems have assisted repressive regimes who censor information, monitor Internet usage and punish political dissidents.
>
> **"By helping dictators stifle free speech and spy on dissidents, American IT companies are putting profits before principles,"** said Smith.
>
> Smith said he felt positive about the prospects for Congressional approval of the "Global Online Freedom Act of 2007" in the 110th Congress, especially in light of recent efforts by shareholders to pressure these companies to change their business practices with repressive countries. Last November, 29% of Cisco Systems shareholders voted for an unprecedented resolution that would have forced the company to account for its activities in repressive countries.
>
> **"Investors are taking notice of the repressive business practices of these Internet companies and are starting to voice their opposition in masses. Corporations need to heed these concerns and understand that it is good business to promote human rights, not suppress them,"** said Smith.

(Attached to hard copy of this letter as Exhibit 1; emphases in original). Found at: http://www.house.gov/list/press/nj04_smith/gofareintro.html

Similarly, the United States Department of State, expressing the concerns of the President, has publicly stated that foreign governments' Internet censorship and restrictions raise serious policy concerns. David Gross, Deputy Assistant Secretary for International Communications and Information Policy at the Department of State, testified at length before Congress earlier in 2006, in connection with Congressman Smith's initiative:

> **We have before us a subject of great importance to the Administration and to the people of China. The Internet is one of the great engines of human freedom in the world today, and limits on the spread of information and the use of the Internet to repress legitimate dissent are of great concern to the U.S. Government**. Such measures also work against the interests of the Chinese people as they strive to build an "innovation society."
>
> We welcome this occasion to discuss with you our views on the Internet in China and U.S. Government efforts to promote the free flow of information via the Internet. **The involvement in this hearing of several of the principal**

> **U.S. Internet companies active in China, as well as human rights organizations with an abiding interest in this issue, puts a needed spotlight on a matter of real concern to this Administration, the Congress, and the American people.**
>
> In Chairman Hyde's invitation to appear at this hearing, he referred to regulations issued by the Chinese government in September 2005 that are being used to suppress freedom of the press and free speech. The regulations are very broadly written, criminalizing virtually any unlicensed reporting over the Internet of any situation or event that is unflattering to Chinese society or its leadership - - at least, in the view of the censors. Among the forbidden activities are "harming the honor or interests of the nation," "spreading rumors, disturbing social order or disrupting social stability" and "inciting illegal assemblies, associations, marches, demonstrations, or gatherings that disturb social order." **Clearly, the regulations provide the legal means to censor a very broad spectrum of legitimate speech, and their scope causes great concern.**

"Statement of David Gross Deputy Assistant Secretary for International Communications and Information Policy, Bureau of Economic and Business Affairs, U.S. Department of State," Committee on House International Relations, Subcommittee on Asia and the Pacific, in *Congressional Quarterly Testimony* (Feb. 15, 2006), (attached to hard copy of this letter as Exhibit 2; emphases added).

Mr. Gross concluded, emphasizing the deep interest of both Secretary of State Condoleezza Rice and President Bush in the issue of foreign Internet censorship, particularly in China:

> Secretary Rice pays close attention to threats to the Internet and its transformational power as a force for freedom. In order to ensure a robust U.S. foreign policy response she established a Global Internet Freedom Task Force (GIFTF) on February 14. The task force will report to the Secretary through Under Secretary for Economic and Agricultural Affairs Josette Shiner and Under Secretary for Democracy and Global Affairs Paula Dobriansky, and will consider foreign policy aspects of Internet freedom, including:
>
> > The use of technology to restrict access to political content and the impact of such censorship efforts on U.S. companies;
> >
> > The use of technology to track and repress dissidents; and
> >
> > Efforts to modify Internet governance structures in order to restrict the free flow of information.

***

> We believe that, as President Bush has stated: "Historians will note that in many nations, the advance of markets and free enterprise helped to create a middle class that was confident enough to demand their own rights. They will point to the role of technology in frustrating censorship and central control -- and marvel at the power of instant communications to spread the truth, the news, and courage across borders."
>
> Mr. Chairman, we do not believe that technology alone will lead to the Chinese government's allowing its people to enjoy freedom of expression or the political benefits of the free flow of uncensored information. **We will continue to make clear that it is not acceptable for the Chinese government to continue to suppress speech on the Internet or to foster a climate of intimidation and persecute dissidents. All the people of China, including the more than 111 million Chinese Internet subscribers, deserve no less.**

Id. (emphasis added)

More recently, the news service of the United States Department of State, on November 21, 2006, issued an official release on Internet freedom, which quoted Deputy Assistant Secretary Gross, discussed Congressman Chris Smith's proposed Internet freedom legislation at some length, and then reaffirmed the concerns of the executive branch:

> Debate over Internet censorship heated up at the inaugural Internet Governance Forum in Athens, Greece, when Chinese delegates claimed their government does not censor Web sites and representatives of major Internet service firms faced accusations of complicity in China's monitoring activities.
>
> The U.N.-sponsored conference, which took place October 30-November 2, promoted the importance of a regulatory and legal environment conducive to investment in telecommunications, preservation of intellectual property rights and support of freedom of speech on the Internet.
>
> We are working with many to address the important issue of freedom of expression, an issue about which President Bush, Secretary Rice and other senior government officials feel very strongly, said Gross, who headed the U.S. delegation.

(November 21, 2006 State Department release, attached to hard copy of this letter as Exhibit 3).

Finally, the Company itself has admitted the policy implications of foreign nations' Internet censorship and monitoring. In the testimony of Michael Callahan, Yahoo's Senior Vice President and General Counsel -- before the same Congressional panel before which Undersecretary Gross testified – the Company first recognized the serious policy concerns with respect to the release by its subsidiary, Yahoo! China, of Internet usage information that led to the arrest of a Chinese dissident, Shi Tao:

> The facts of the Shi Tao case are distressing to our company, our employees, and our leadership. Let me state our view clearly and without equivocation: we condemn punishment of any activity internationally recognized as free expression, whether that punishment takes place in China or anywhere else in the world. We have made our views clearly known to the Chinese government.

"Testimony of Michael Callahan, Senior Vice President and General Counsel, Yahoo! Inc., Before the Subcommittees on Africa, Global Human Rights and International Operations, and Asia and the Pacific," February 15, 2006 ("Callahan Testimony;" attached to hard copy as Exhibit 4), found at: http://yhoo.client.shareholder.com/ReleaseDetail.cfm?ReleaseID=187725.

Mr. Callahan then stated in his testimony, more generally:

> We commend you, Mr. Chairmen, for holding this hearing. It allows these issues to be raised in a public forum and provides an opportunity for companies such as those appearing here today to ask for the assistance of the U.S. government to help us address these critical issues. While we absolutely believe companies have a responsibility to identify appropriate practices in each market in which they do business, we also think there is a vital role for government-to-government discussion of the larger issues involved.
>
> These issues are larger than any one company, or any one industry. We all face the same struggle between American values and the laws we must obey. Yahoo! intends to be a leader in the discussion between U.S. companies and the U.S. government. We appeal to the U.S. government to do all it can to help us provide beneficial services to Chinese citizens lawfully and in a way consistent with our shared values.

Id.

Those significant social policy issues relating to foreign restrictions on Internet freedom, recognized at the most senior levels of the United States government (and Yahoo), take the Proposal outside of "ordinary business." They also distinguish the no-action letters under Rule 14a-8(i)(7) cited by the Company.* Those letters related to more routine issues of domestic legal policies and compliance or product content. None of those proposals directly implicated international human rights and freedoms, whereas the Proposal here does just that. That factor also distinguishes the two more recent letters of which we are aware (issued after Yahoo's

* *Bank of America Corp.* (March 7, 2005); *Bank of America Corp.* (Feb. 21, 2006); *Carnival Corp.* (Jan. 6, 2006); *Sprint Corp.* (Feb. 6, 2002); *Monsanto Co.* (Nov. 3, 2005); *Microsoft Corp.* (Sep. 29, 2006); *Verizon Communications, Inc.* (Jan. 31, 2006); *IBM Corp.* (March 2, 2006); *Pepsico, Inc.* (March 7, 1991); *Dole Food Co.* (Feb. 10, 1992); and *GTE Corp.* (Feb. 10, 1992).

February 7, 2007 letter), granting no-action advice as to proposals relating to companies' cooperation with U.S. government information requests. *Verizon Communications, Inc.* (Feb. 21, 2007) and *AT&T Corp.* (Feb. 9, 2007). Rather, as noted earlier, the Proposal and issues here far more closely resemble the issues of Internet access and freedom, in China and elsewhere, that warranted denial of no-action relief in *Cisco Systems, Inc.* (Sep. 19, 2002).

In sum, in light of the very significant social policy issues raised by the Funds' Proposal, the Company has not met its burden of showing that the Proposal may be excluded under Rule 14a-8(i)(7), and its request for no-action relief on that ground should be denied.

B. The Company Is Fully Able to Implement the Proposal, and So May Not Omit It Under Rule 14a-8(i)(6)

Yahoo claims that because some of its business activities involve affiliates, it is unable to put in place an Internet policy which will implement the Proposal. The Company in particular attempts to rely upon the fact that though Yahoo is the largest shareholder of its Chinese affiliate, Alibaba, Yahoo does not control that affiliate and its policies. The Proposal, however, only requests that Yahoo itself adopt a policy. At the same time, Yahoo has proclaimed publicly that it uses its considerable influence as the largest shareholder to help shape the Internet freedom policies of Alibaba.

Specifically, the Proposal requests only that "management institute policies" for Internet freedom. As with any shareholder proposal asking that a company's "management" take some action, the plain meaning is that the directors and officers take action on behalf of that company, not on behalf of some entity that the company does not control. Here, Yahoo cannot deny that it is fully capable of putting in place a wholly compliant Internet freedom policy for itself. The Proposal does not even mention affiliates, subsidiaries, or any other entity besides the Company itself, and so does not impose an obligation other than with respect to Yahoo itself.

That indisputable fact immediately distinguishes the no-action letters that the Company cites, where a company or its directors were asked to guarantee the taking of certain actions that could, however, be taken only by a person or entity that they did not control. *Waste Industries, Inc.* (March 21, 2005) (no control over other directors and their independence); *AT&T Corp.* (March 10, 2002) (no control over "successor companies"). *Cf. also Harsco Corp.* (Feb. 16, 1988) (proposal could only be implemented by subsidiary that company did not control). Here, Yahoo can readily adopt the requested Internet policy for itself, and nothing in the Proposal requests that it do so for any affiliate that it does not control.

Of course, as a practical matter, once Yahoo does adopt the requested Internet policy for itself, that Company-level policy is likely to shape Yahoo's dealings with affiliates that it may not fully control. Yahoo's policy on Internet freedom will thus tend to have an impact at those affiliates as well. A foreign affiliate, such as Alibaba, that has Yahoo as its largest shareholder and sitting on its Board, will know of Yahoo's Internet policy, and is likely to be receptive to

Yahoo's recommendations that the affiliate strengthen the protections of its own Internet users.

Indeed, Yahoo's General Counsel, Michael Callahan, has testified before Congress that while Yahoo does not control Alibaba's day-to-day operations, Yahoo already uses its influence to persuade Alibaba to implement appropriate Internet practices in China:

> The Alibaba.com management team runs the business; however, as a large equity investor, we have made clear our desire that Alibaba.com continue to apply rigorous standards in response to government demands for information about its users. I have personally discussed our views with senior management of Alibaba.com, as have other senior executives of Yahoo!

Callahan Testimony, February 15, 2006, *supra*. The Funds' Proposal does no more than request Yahoo to put its own compliant policy in place – with the likely resulting benefit that Yahoo, as it says it already is doing, would use its influence to spread best practices to Alibaba and others.

In short, Yahoo has full power and authority to implement for Yahoo itself the Internet freedom policy that the Proposal requests. The Company, therefore, has not carried its burden of showing why it should be permitted to exclude the Proposal under Rule 14a-8(i)(6).

C. The Company's Current Privacy Notice Does Not Substantially Implement the Proposal Under the Standards of Rule 14a-8(i)(10)

Yahoo asserts (Yahoo February 7, 2007 letter at p. 6) that its current Privacy Policy, which users can look up on a separate web page, implements this Item 4 of the Proposal:

> 4) Users will be clearly informed when the company has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access.

The argument must fail, because Item 4 of the Proposal requires that in each case "when the company has acceded" to a government request to block access to a website, a clear notice must come into view to disclose that event to a user who is seeking access to that website. The Proposal cannot be implemented simply by a static page which has to be looked up elsewhere on Yahoo's site, which does not state that a particular website has been blocked, and which never pops up to give notice that access to a particular website has been blocked. Such a non-notice cannot substantially implement the Proposal's request for a clear notification in each case.

The Company further claims that Item 4 of the Proposal is substantially implemented by a notice that purportedly does pop up when website access is blocked for a user of Yahoo! China, now a subsidiary of its Alibaba affiliate. However, given that the Company argues elsewhere in its letter that it does not control Alibaba, and given that Yahoo has worldwide Internet operations other than Alibaba, it cannot be that the actions of that one affiliate can serve to substantially implement Item 4 of the Proposal for all of Yahoo. If anything, that pop up notice provided by its affiliate's subsidiary only serves to highlight how the Company's own current efforts fall far short of implementing Item 4 of the Proposal.

As the Funds' Proposal has not been substantially implemented under Rule 14a-8(i)(10), the Staff should reject the Company's request for relief on that ground.

D. The Proposal Is Neither Vague Nor Misleading Under Rule 14a-8(i)(3)

The Company asserts that the Proposal, in judiciously laying out nine carefully phrased and yet flexible principles to guide a policy on Internet freedom, is impermissibly "vague" and "misleading" under the standards of Rule 14a-8(i)(3). Purportedly, neither Yahoo nor its shareholders will be able to determine what the Proposal requires, as they will be unable to put a reasonable construction on the following terms: "Internet restricting countries," "political speech," "pro-active censorship," "all legal means," "legally binding procedures," "clearly," "legally binding government requests," "all cases," and "that information." (Yahoo February 7, 2007 letter at pp. 7-9). Yet those are the very kinds of terms that are typically found in statements of policy throughout business and government, or that guide the adoption of such policies, and it is well within Yahoo's powers to ascribe a reasonable meaning to all of them.

In point of fact, Yahoo's General Counsel was well able to use very similar kinds of terms in explaining to Congress the policies that underlay its response to Chinese government requests for information on an Internet user:

> At the time the demand was made for information in this case, Yahoo! China was legally obligated to comply with the requirements of Chinese law enforcement. When we had operational control of Yahoo! China, we took steps to make clear our Beijing operation would honor such instructions only if they came through authorized law enforcement officers and only if the demand for information met rigorous standards establishing the legal validity of the demand.
>
> When we receive a demand from law enforcement authorized under the law of the country in which we operate, we must comply.

Callahan Testimony, *supra*. Surely, Yahoo can use such terms as well to craft its policy on Internet freedom, going forward.

By that same token, the Staff has declined to accept company claims under Rule 14a-8(i)(3) that terms in proposals were too "vague" to permit the drafting of compliant reports on Internet freedom and on a human rights policy, respectively. *See Cisco Systems, Inc.* (Sep. 19, 2002) (not accepting claim that terms "which allows monitoring," "which acts as a 'firewall,'" and "monitoring" were vague); *Cisco Systems, Inc.* (Aug. 31, 2005) (not accepting claim that term "Human Rights Policy" was vague). The terms here properly give Yahoo adequate guidance as to what concepts it should incorporate when drafting its policy to protect Internet freedom, while leaving it with flexibility in doing so.

There is also no merit to Yahoo's other claim under Rule 14a-8(i)(3), that the Proposal's reference to the Universal Declaration on Human Rights is false and misleading, in allegedly suggesting that the Declaration legally "guarantees" freedoms under U.S. law, or that Yahoo has a binding "obligation" to comply with the Declaration. (Yahoo February 7, 2007 letter, at pp. 9-10). The Proposal does not contain the extra words that Yahoo would seek to insert in it. Rather, the Proposal properly presents the Universal Declaration on Human Rights as a leading moral source for human rights, and makes no reference to any legally binding effect or obligation under United States law. Moreover, the Proposal's references to the Declaration are very similar to those used by Congressman Smith in the proposed Global Online Freedom Act, as this excerpt from that bill's findings shows:

> Congress makes the following findings:
> (1) Freedom of speech and freedom of the press are fundamental human rights, and free flow of information on the Internet is protected in Article 19 of the Universal Declaration of Human Rights, which guarantees freedom to 'receive and impart information and ideas through any media regardless of frontiers'.

H.R. 275, supra. We submit that, just as in the Global Online Freedom Act, the Proposal's statement of the import of the Declaration is a fair one, too.

Yahoo has failed to carry its burden of showing under Rule 14a-8(i)(3) that any part of the Proposal is either vague or misleading, and so its request on that ground for no-action relief should be denied.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard Simon

Cc: Christina Lai, Esq.
Senior Legal Director
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

Smith Reintroduces the Global Online Freedom Act

WASHINGTON, D.C. – U.S. Rep. Chris Smith (R-NJ) announced today that he has reintroduced legisla which aims to promote free expression and a free flow of information on the Internet by preventing U.S. companies from aiding regimes who restrict access to the Internet.

"American high-tech firms have produced the technology and know-how that has led to a modern-day information revolution. However, instead of working to allow everyone to benefit fro these advancements, these same high-tech firms are colluding with dictators to suppress the spreac information and punish pro-democracy advocates," said Smith.

The "Global Online Freedom Act of 2007" will strengthen the federal government's new strategy promote online freedom by prohibiting U.S. Internet companies from cooperating with repressive regime restrict information about human rights and democracy on the Internet and use personally identifiable information to track down and punish democracy activists. The bill would make it a crime for Internet companies to turn over personal information to governments who use that information to suppress disser

"American companies should not be working hand-in-glove with dictators. By blocking acc information and providing secret police with the technology to monitor dissidents, American IT companies are knowingly—and willingly—enabling the oppression of millions of people," Smith sa reference to companies who are complicit in helping dictators restrict free access to the Internet.

Smith first introduced his legislation just days after he convened a landmark seven-hour hearing a which representatives from major tech Internet firms Microsoft, Google, Yahoo! and Cisco Systems testi that they have complied with censorship laws and/or provided personally identifiable information about Internet users to repressive regimes in countries where they do business. The bill was approved by the H subcommittee that had jurisdiction of human rights during the 109th Congress, but the session ended bef bill could be brought before the full House for a vote.

Authoritarian regimes including China, Belarus, Cuba, Ethiopia, Iran, Laos, North Korea, Tunisia Vietnam are all known to block, restrict and monitor the free flow of information on the Internet. In som the more egregious cases, democracy activists have been tracked down and incarcerated for their online communications. American IT companies Microsoft, Google, Yahoo! and Cisco Systems have assisted repressive regimes who censor information, monitor Internet usage and punish political dissidents.

"By helping dictators stifle free speech and spy on dissidents, American IT companies are p profits before principles," said Smith.

Smith said he felt positive about the prospects for Congressional approval of the "Global Online Freedom Act of 2007" in the 110th Congress, especially in light of recent efforts by shareholders to press these companies to change their business practices with repressive countries. Last November, 29% of C Systems shareholders voted for an unprecedented resolution that would have forced the company to acc for its activities in repressive countries.

"Investors are taking notice of the repressive business practices of these Internet companies are starting to voice their opposition in masses. Corporations need to heed these concerns and understand that it is good business to promote human rights, not suppress them," said Smith.

Specifically, the "Global Online Freedom Act of 2007":

- Prohibits US companies from disclosing to foreign officials of an "Internet Restricting Country" information that personally identifies a particular user except for "legitimate foreign law enforcem purposes;"
- Creates a private right of action for individuals aggrieved by the disclosure of such personal identification to file suit in any US district court;
- Prohibits US internet service providers from blocking online content of US government or US-government financed sites;
- Authorizes $50 million for a new interagency office within the State Department charged with developing and implementing a global strategy to combat state-sponsored internet jamming by repressive countries;
- Requires the new Office of Global Internet Freedom to monitor filtered terms; and to work with In companies and the non-profit sector to develop a voluntary code of minimum corporate standards to Internet freedom.
- Requires Internet companies to disclose to the new Office of Global Internet Freedom the terms th filter and the parameters they must meet in order to do business in Internet Restricting Countries;
- Requires the President to submit to Congress an annual report designating as an "Internet Restricti Country" any nation that systematically and substantially restrict internet freedom;
- Establishes civil penalties for businesses (up to $2 million) and individuals (up to $100,000) for violations of the new requirements;
- Mandates a feasibility study, by the Department of Commerce, to determine what type of restrictic safeguards should be imposed on the export of computer equipment which could be used in an Int Restricting Country to restrict Internet freedom.

###

For Immediate Release: January 8, 2007
Contact: Patrick Creamer (202) 225-3765


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CQ Congressional Testimony

February 15, 2006 Wednesday

SECTION: CAPITOL HILL HEARING TESTIMONY

LENGTH: 1534 words

COMMITTEE: HOUSE INTERNATIONAL RELATIONS

SUBCOMMITTEE: ASIA AND THE PACIFIC

HEADLINE: OPERATING PROCEDURES OF U.S. INTERNET COMPANIES IN CHINA

TESTIMONY-BY: DAVID GROSS, DEPUTY ASSISTANT SECRETARY FOR INTERNATIONAL COMMUNICATIONS AND INFORMATION POLICY

AFFILIATION: U.S. DEPARTMENT OF STATE

BODY:
Statement of David Gross Deputy Assistant Secretary for International Communications and Information Policy, Bureau of Economic and Business Affairs, U.S. Department of State

Committee on House International Relations Subcommittee on Asia and the Pacific

February 15, 2006

Thank you very much for the opportunity to testify with my colleague from the Bureau of East Asia and Pacific Affairs, James Keith, before these Subcommittees. We have before us a subject of great importance to the Administration and to the people of China. The Internet is one of the great engines of human freedom in the world today, and limits on the spread of information and the use of the Internet to repress legitimate dissent are of great concern to the U.S. Government. Such measures also work against the interests of the Chinese people as they strive to build an "innovation society."

We welcome this occasion to discuss with you our views on the Internet in China and U.S. Government efforts to promote the free flow of information via the Internet. The involvement in this hearing of several of the principal U.S. Internet companies active in China, as well as human rights organizations with an abiding interest in this issue, puts a needed spotlight on a matter of real concern to this Administration, the Congress, and the American people.

In Chairman Hyde's invitation to appear at this hearing, he referred to regulations issued by the Chinese government in September 2005 that are being used to suppress freedom of the press and free speech. The regulations are very broadly written, criminalizing virtually any unlicensed reporting over the Internet of any situation or event that is unflattering to Chinese society or its leadership - - at least, in the view of the censors. Among the forbidden activities are "harming the honor or interests of the nation," "spreading rumors, disturbing social order or disrupting social stability" and "inciting illegal assemblies, associations, marches, demonstrations, or gatherings that disturb social order." Clearly, the regulations provide the legal means to censor a very broad spectrum of legitimate speech, and their scope causes great concern.

The new Chinese regulations run counter to the commitments China itself has made to the world community. I had the honor of serving as Co-Head of the U.S. delegation to both phases of the United Nations' World Summit on the Information Society in Geneva in 2003 and in Tunis in 2005. Both meetings concluded with final declarations, which the U.S. worked hard to ensure included strong language reaffirming the critical importance of freedom of speech. For example, the Geneva Declaration of Principles states "that everyone has the right to freedom of opinion and expression; that this right includes freedom to hold opinions without interference and to seek, receive and impart information and ideas through any media and regardless of frontiers." The Tunis Commitment adopted just this past November explicitly reaffirmed the Geneva Declaration and further stated that "freedom of expression and the free flow of information, ideas and knowledge are essential for the Information Society and beneficial to development." Similarly, the Tunis Agenda, unanimously adopted at that same UN Summit, reaffirmed "our commitment to the freedom to seek, receive, impart and use information, in particular, for the creation, accumulation and dissemination of knowledge."

China was an active participant in both phases of the WSIS and agreed to all of these WSIS declarations.

In bilateral discussions with Chinese officials, I and many other State Department officials have reminded them of these commitments and expressed U.S. concern over Chinese policies and practices. Senior officials at our Embassy in Beijing regularly do the same, and Mr. Keith will outline these approaches in greater detail. The Administration will continue to remind the Chinese Government of its commitments to giving its citizens access to information, and to make the point that our companies should not be used to persecute political dissenters or to suppress political dissent.

We have also emphasized to the Chinese Government that we do not believe it is in the interests of China for its government to continue to censor the Internet or to establish a climate of fear among Internet users. We continue to urge the Chinese Government to uphold its constitutional guarantee of freedom of expression and to bring its own practices into compliance with international standards. While censorship appears to be incomplete, the vast monitoring effort conducted by Chinese authorities means that users can never be sure whether their legitimate searches for information will be met with intimidation or worse. Such a chilling effect over the world's most dynamic medium of communication cannot help China in its quest to build an innovative, knowledge-based economy. Hampering dissent and interfering with the free flow of ideas does not break the resolve of political dissidents.

Instead, it limits China's economic potential at a time when - as the PRC claims - it wants to foster indigenous innovation fueled by increased foreign investment.

The Chinese leadership has sought to draw a line between economic reform and political dissent. That line is an illusion. As Secretary Rice said very recently, "It is very hard to tell people to think at work but not at home."

Following the sentencing of Chinese journalist Shi Tao, the State Department -- with much support from our Embassy in Beijing - - immediately initiated an intensified dialogue with American companies doing business in China, including those that are appearing before you today. On Secretary Rice's instructions, we expressed to them the Department's concerns about the human rights issues at stake. The message has been unambiguous. With our common interest in establishing the free flow of information in China by using the Internet and other means, we will continue to consult with industry closely.

The Subcommittees will shortly be hearing directly from several of these companies. We applaud recent statements that they recognize the importance of acting responsibly in this very difficult environment and see the value of cooperating with each other to improve the situation of the Chinese people. We have encouraged such cooperation, and we challenge our companies to leverage their global leadership by developing and implementing a set of meaningful best practices. We want to work with our companies, but the State Department can advocate more effectively for Internet freedoms when U.S. companies conduct themselves in a clear and consistent manner.

Secretary Rice pays close attention to threats to the Internet and its transformational power as a force for freedom. In order to ensure a robust U.S. foreign policy response she established a Global Internet Freedom Task Force (GIFTF) on February 14. The task force will report to the Secretary through Under Secretary for Economic and Agricultural Affairs Josette Shiner and Under Secretary for Democracy and Global Affairs Paula Dobriansky, and will consider foreign policy aspects of Internet freedom, including:

.. The use of technology to restrict access to political content and the impact of such censorship efforts on U.S. companies;

.. The use of technology to track and repress dissidents; and

.. Efforts to modify Internet governance structures in order to restrict the free flow of information.

In addressing challenges to Internet freedom, the task force draws on the Department of State's multidisciplinary expertise in international communications policy, human rights, democratization, business advocacy, corporate social responsibility, and relevant countries and regions. Consistent with existing interagency and advisory institutions and processes, this internal task force will focus the State Department's coordination with the National Security Council, the National Economic Council, other agencies, U.S. Internet companies, non-governmental organizations, academic researchers, and other stakeholders.

We believe that, as President Bush has stated: "Historians will note that in many nations, the advance of markets and free enterprise helped to create a middle class that was confident enough to demand their own rights. They will point to the role of technology in frustrating censorship and central control -- and marvel at the power of instant communications to spread the truth, the news, and courage across borders."

Mr. Chairman, we do not believe that technology alone will lead to the Chinese government's allowing its people to enjoy freedom of expression or the political benefits of the free flow of uncensored information. We will continue to make clear that it is not acceptable for the Chinese government to continue to suppress speech on the Internet or to foster a climate of intimidation and persecute dissidents. All the people of China, including the more than 111 million Chinese Internet subscribers, deserve no less.

Thank you again for inviting me here today, and I would be happy to answer any questions you may have.

States News Service

November 21, 2006 Tuesday

LENGTH: 737 words

HEADLINE: STATE OFFICIAL CALLS FOR FLEXIBLE TELECOMMUNICATIONS POLICIES

BYLINE: States News Service

DATELINE: WASHINGTON

BODY:

The following information was released by the U.S. Department of State:

Governments need to have stable, yet flexible, telecommunications policies that can adapt to fast-changing technology, according to David Gross, U.S. coordinator for international communications and information policy at the Department of State.

If you look at where investment is flowing, that's an indication of where there are transparent, stable, predictable rules governing the telecommunications industry, Gross said in a USINFO interview November 9.

Gross also said it is important to crack down on intellectual property piracy and preserve digital copyrights, as well as prevent counterfeiting and fraud online. He said it is up to the U.S. Congress to decide if it will enact legislation to prevent corporations from aiding in censorship.

In February, Representative Christopher Smith, the chairman of the House International Relations Subcommittee on Africa, Global Human Rights, and International Operations, introduced the Global Online Freedom Act (H.R. 4780). According to Smith, the act would establish U.S. policy regarding the free flow of information on the Internet, minimum corporate standards and "the right of redress for individuals who are persecuted by repressive regimes in violation of this act."

The bill is intended to "ensure that American companies operating in repressive regimes have the support of their government as they strive to respect the universal rights of freedom of speech and press," Smith said in a Wall Street Journal article a few weeks after introducing the measure. (See related article.)

The act would require the U.S. president annually to designate any nation whose government has systematically restricted Internet freedom during the previous year as an "Internet-Restricting Country," and establish an Office of Global Internet Freedom within the State Department to report to Congress on its assessment on the state of freedom of electronic information in every foreign country.

H.R. 4780 currently is under review in the full House International Relations Committee and in the House Energy and Commerce Subcommittee on Commerce, Trade, and Consumer Protection.

Debate over Internet censorship heated up at the inaugural Internet Governance Forum in Athens, Greece, when Chinese delegates claimed their government does not censor Web sites and representatives of major Internet service firms faced accusations of complicity in China's monitoring activities.

The U.N.-sponsored conference, which took place October 30-November 2, promoted the importance of a regulatory and legal environment conducive to investment in telecommunications, preservation of intellectual property rights and support of freedom of speech on the Internet.

We are working with many to address the important issue of freedom of expression, an issue about which President Bush, Secretary Rice and other senior government officials feel very strongly, said Gross, who headed the U.S. delegation.

Another issue discussed at the conference was navigation in multiple languages. Currently, the Internet system may confuse characters that look similar in English and other languages with different alphabets, leading users to the wrong Web sites. However, experts soon may be able to overcome the technical challenges of making the Internet truly compatible with non-English languages.

Gross said he was struck by how productive the conference was, bringing together more than 12,000 members of governments, nongovernmental organizations, businesses and academics in a conversation.

All these disparate groups engaged in a dialogue with each other in a way that was just wonderful, he said. I was very impressed by how positive the spirit was and how productive people who were there thought it was.

For more information on U.S. policy, see Internet Freedom.

More information on the Internet Governance Forum can be found on its Web site.

Gross was a guest on a USINFO webchat in 2005. (See related article.) USINFO also held a series of webchats with technology experts Seymour Papert, Derek Bambauer and Shalini Venturelli November 14-16 on how low-cost laptops, cell phones and other information technologies are changing the developing world.

For more information on U.S. policy, see Science and Technology.

(USINFO is produced by the Bureau of International Information Programs, U.S. Department of State. Web site: http://usinfo.state.gov)

Press Releases

Testimony of Michael Callahan, Senior Vice President and General Counsel, Yahoo! Inc., Before the Subcommittees on Africa, Global Human Rights and International Operations, and Asia and the Pacific

Chairmen Smith and Leach, Ranking Members Payne and Faleomavaega, and Members of the subcommittees, I am Michael Callahan, Senior Vice President, General Counsel and Secretary of Yahoo! Inc. Thank you very much for the opportunity to testify before you today.

I would like to make three fundamental points here today:

First, our principles. Since our founding in 1995, Yahoo! has been guided by beliefs deeply held by our founders and sustained by our employees. We believe the Internet can positively transform lives, societies, and economies. We believe the Internet is built on openness. We are committed to providing individuals with easy access to information. These beliefs apply in the United States. These beliefs also apply in China, where the Internet has grown exponentially over the past few years and has expanded opportunities for access to communications, commerce, and independent sources of information for more than 110 million Chinese citizens.

Second, the Shi Tao case. I will discuss this in more detail later in my testimony. The facts of the Shi Tao case are distressing to our company, our employees, and our leadership. Let me state our view clearly and without equivocation: we condemn punishment of any activity internationally recognized as free expression, whether that punishment takes place in China or anywhere else in the world. We have made our views clearly known to the Chinese government.

Third, this hearing. We commend you, Mr. Chairmen, for holding this hearing. It allows these issues to be raised in a public forum and provides an opportunity for companies such as those appearing here today to ask for the assistance of the U.S. government to help us address these critical issues. While we absolutely believe companies have a responsibility to identify appropriate practices in each market in which they do business, we also think there is a vital role for government-to-government discussion of the larger issues involved.

These issues are larger than any one company, or any one industry. We all face the same struggle between American values and the laws we must obey. Yahoo! intends to be a leader in the discussion between U.S. companies and the U.S. government. We appeal to the U.S. government to do all it can to help us provide beneficial services to Chinese citizens lawfully and in a way consistent with our shared values.

The Impact of the Internet In China

Before discussing these issues in detail, allow me to clarify Yahoo!'s current role in China. In October 2005, Yahoo! formed a long-term strategic partnership in China with Alibaba.com, a Chinese company. Under the agreements, Yahoo! merged our Yahoo! China business with Alibaba.com.

It is very important to note that Alibaba.com is the owner of the Yahoo! China businesses, and that as a strategic partner and investor, Yahoo!, which holds one of the four Alibaba.com board seats, does not have day-to-day operational control over the Yahoo! China division of Alibaba.com. The Alibaba.com management team runs the business; however, as a large equity investor, we have made clear our desire that Alibaba.com continue to apply rigorous standards in response to government demands for information about its users. I have personally discussed our views with senior management of Alibaba.com, as have other senior executives of Yahoo!.

Mr. Chairmen, we believe information is power. We also believe the Internet is a positive force in China. It has revolutionalized information access, helps create more open societies, and helps accelerate the gradual evolution toward a more outward-looking Chinese society.

The Internet has grown exponentially in China in ways that have increased China's openness to the outside world. More than 110 million people in China use the Internet. A growing Chinese middle class is benefiting from improved communication, technology, and independent sources of information. Online search, a core Yahoo! China service, is used by 87% of the online population in China, with more than 400 million search queries taking place every day. This represents an increase of almost 1600% over just the last three years. Unlike virtually any medium that has preceded it, the Internet allows users to access the information they want when they want it.

The number of people communicating with each other over the Internet has also increased dramatically. The number of active mailboxes has grown by 88% to 166 million, and those using instant messaging has risen to 87 million, doubling in just three years.

Let me give you a couple of examples of the power of the Internet in China. In November 2002, a new respiratory illness developed in southern China. This illness spread to other areas of China and in Asia. Initially, state media did not report widely on the outbreak, limiting access to information on SARS in China. However, word spread quickly through channels on the Internet, alerting people in China and around the world of the severity of the epidemic. The Internet forced the Chinese government to be more transparent and to vigorously attack the problem.

Another example is currently highlighted on the Human Rights Watch website. Human Rights Watch, with which we have consulted on these issues, tells the compelling story of how the Internet helped spread the word in China about the tragic death of a young college graduate named Sun Zhigang while in police custody. A storm of online protests led to the abolition of the law used to detain Mr. Sun. Human Rights Watch's website states, "[t]he Sun Zhigang case showed how Internet activists and journalists could mobilize an online uprising that produced real change."

Experts in China and the United States agree on the liberalizing impact of the Internet in China. Please note the comments of a Chinese Academy of Social Sciences researcher in the New York Times last week. This expert stated, "At first, people might have thought it [the Internet] would be as easy to control as traditional media, but now they realize that's not the case."

Finally, I would commend to you a 2002 report by the well-respected RAND Corporation that made an even bolder conclusion. It concluded that the Internet has allowed dissidents on the mainland to communicate with each other with greater ease and rapidity than ever before.3

But even with these extraordinary benefits, there are severe challenges for any company operating in China, and particularly for those in the Internet, media, or telecommunications industries. This Committee correctly highlights the fundamental conflict between the extraordinary powers of the Internet to expand opportunities for communication and access to information with the obligations of companies doing business in China to comply with laws that may have consequences inconsistent with our values. This brings us to the case of Shi Tao.

The Facts Surrounding the Shi Tao Case

The Shi Tao case raises profound and troubling questions about basic human rights. Nevertheless, it is important to lay out the facts. When Yahoo! China in Beijing was required to provide information about the user, who we later learned was Shi Tao, we had no information about the nature of the investigation. Indeed, we were unaware of the particular facts surrounding the case until the news story emerged. Law enforcement agencies in China, the United States, and elsewhere typically do not explain to information technology companies or other businesses why they demand specific information regarding certain individuals. In many cases, Yahoo! does not know the real identity of individuals for whom governments request information, as very often our users subscribe to our services without using their real names.

At the time the demand was made for information in this case, Yahoo! China was legally obligated to comply with the requirements of Chinese law enforcement. When we had operational control of Yahoo! China, we took steps to make clear our Beijing operation would honor such instructions only if they came through authorized law enforcement officers and only if the demand for information met rigorous standards establishing the legal validity of the demand.

When we receive a demand from law enforcement authorized under the law of the country in which we operate, we must comply. This is a real example of why this issue is bigger than any one company and any one industry. All companies must respond in the same way. When a foreign telecommunications company operating in the United States receives an order from U.S. law enforcement, it must comply. Failure to comply in China could have subjected Yahoo! China and its employees to criminal charges, including imprisonment. Ultimately, U.S. companies in China face a choice: comply with Chinese law, or leave.

Let me take this opportunity to correct inaccurate reports that Yahoo! Hong Kong gave information to the Chinese government. This is absolutely untrue. Yahoo! Hong Kong was not involved in any disclosure of information about Mr. Shi to the Chinese government. In this case, the Chinese government ordered Yahoo! China to provide user information, and Yahoo! China complied with Chinese law. To be clear -- Yahoo! China and Yahoo! Hong Kong have always operated independently of one another. There was not then, nor is there today, any exchange of user information between Yahoo! Hong Kong and Yahoo! China.

Next Steps

Yahoo! continues to believe the continued presence and growth of the Internet in China empowers its citizens and will help advance Chinese society. The alternative would be for these services to leave China -- a move we believe would impede Chinese citizens' ability to communicate and access independent sources of information. But we recognize this cannot be a time for business as usual.

As part of our ongoing commitment to preserving the open availability of the Internet around the world, we are committing to the following:

- Collective Action: We will work with industry, government, academia and NGOs to explore policies to guide industry practices in countries where content is treated more restrictively than in the United States and to promote the principles of freedom of speech and expression.

- Compliance Practices: We will continue to employ rigorous procedural protections under applicable laws in response to government requests for information, maintaining our commitment to user privacy and compliance with the law.
- Information Restrictions: Where a government requests that we restrict search results, we will do so if required by applicable law and only in a way that impacts the results as narrowly as possible. If we are required to restrict search results, we will strive to achieve maximum transparency to the user.
- Government Engagement: We will actively engage in ongoing policy dialogue with governments with respect to the nature of the Internet and the free flow of information.

Let me make one final comment about the role of the U.S. government. We urge the U.S. government to take a leadership role on a government-to-government basis. The Internet industry in the United States, including the companies appearing before you today, have changed the way the world communicates, searches for, discovers, and shares information. No other medium in history has the potential to effect such great change so rapidly. We operate businesses that transcend boundaries, in a world of countries and borders. The strength of this industry and the power of our user base is formidable to be sure. But, we cannot do it alone. We will do everything we can to advance these principles. Ultimately, the greatest leverage lies with the U.S. government.

***

Chairmen Smith and Leach, Ranking Members Payne and Faleomavaega, and Members of the subcommittees, thank you for giving me the opportunity to appear before you. We welcome this chance to have a frank and open dialogue about this important issue. We are grateful for your willingness to understand the difficult challenges we face, and to help us as we work together to protect the ability of the citizens of the world to access communication, commerce, and independent sources of information. I would be happy to answer your questions.



1934 Act/Rule 14a-8

March 20, 2007

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Intention to Omit Stockholder Proposal Submitted by the City of New York Office of the Comptroller

Ladies and Gentlemen:

This letter supplements the letter of February 7, 2007, relating to a proposal (the "Proposal") and supporting recitals (the "Supporting Statement") submitted to Yahoo! Inc. ("Yahoo!" or the "Company") by the Office of the Comptroller of New York City (the "Proponent"), on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System, for inclusion in the Company's proxy statement for its 2007 Annual Meeting of Stockholders (the "2007 Proxy Statement"). In our February 7 letter, we notified the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the Proposal from the Company's 2007 Proxy Statement on the grounds set forth in Rule 14a-8(i)(7), Rule 14a-8(i)(6) , Rule 14a-8(i)(10) and Rule 14a-8(i)(3). We further requested in our letter that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal from its 2007 Proxy Statement.

In an effort to rebut the arguments in our February 7 letter, Mr. Richard Simon, Deputy General Counsel to the Proponent, has submitted a letter to the Commission dated March 13, 2007 (the "Response Letter"). Notwithstanding the arguments contained in Mr. Simon's Response Letter, Yahoo! reaffirms its intention to omit the Proposal from its 2007 Proxy Statement on the grounds set forth in its February 7 letter, and hereby renews its request that the Staff confirm that it will not recommend enforcement action to the Commission if Yahoo! omits the Proposal from its 2007 Proxy Statement. In accordance with Rule 14a-8(j), we have enclosed for filing six copies of this letter. We are also concurrently sending a copy of this letter to Mr. Simon, as counsel to the Proponent.



In our view, Mr. Simon's Response Letter does not persuasively rebut the Company's arguments set forth in its February 7 letter. While we do not intend to respond to each of Mr. Simon's arguments, we would like to address the specific points outlined below.

The Proposal Relates to Yahoo!'s Ordinary Business Operations

Yahoo! is committed to preserving and advancing the fundamental principles of free speech and expression, and understands and appreciates the Proponent's concerns about political censorship. However, this does not alter the ultimate conclusion that the Proposal is seeking to micro-manage basic elements of the Company's day-to-day business operations, and therefore may be omitted from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(7).

By its terms, the Proposal sets forth specific policies that, if implemented, would dictate how the Company addresses such complex operational matters as governmental regulation, the content of the Company's web pages and other communications to its users, and the selection of technology and geographic locales to host user data. Indeed, we believe that Mr. Simon's own argument, as to whether the Company has substantially implemented minimum standard no. 4 (which seeks to impose a requirement that the Company clearly inform users when it has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access), highlights the degree to which some elements of the Proposal seek to intrude on management's conduct of the Company's ordinary business operations. Mr. Simon argues that "[t]he Proposal cannot be implemented simply by a static page which has to be looked up elsewhere on Yahoo's site, which does not state that a particular website has been blocked, and which never pops up to give notice that access to a particular website has been blocked." It is difficult to imagine a more fundamental element of the Company's operations as an Internet company than the content; presentation and placement of its web pages. Furthermore, the fact that the Company has already assigned responsibility for these matters to a multi-disciplinary team of its executives and managers, and that these individuals routinely make decisions on these matters on a daily basis (all as described in detail in the Company's February 7 letter), further support Yahoo!'s contention that these matters represent a fundamental component of the Company's ordinary business operations, requiring a detailed understanding of the Company's business, available technologies and the various regulatory environments in which the Company operates.

The Company also believes that the current Proposal is distinguishable from those involved in *Cisco Systems, Inc.* (Sep. 19, 2002) and the other no-action letters cited by Mr. Simon in support of his argument.[1] The proposals involved in the *Cisco* and other letters

[1] *See General Electric Co.* (Jan. 28, 2005) (seeking report on reputational risks of investing in Iran); *BJ Services Co.* (Dec. 10, 2003) (seeking a report on the financial consequences of investing in, or divesting from, Burma); *Freeport-McMoran Copper & Gold, Inc.* (Feb. 12, 2004) (calling for an end to payments to Indonesian military, pending further investigation into the killings of company employees); and *Xcel Energy* (Mar. 24, 2003) (requesting that the company's board review or amend, where applicable, Xcel's code or standards for its international operations and report a summary of this review to shareholders).

generally involved requests for the company to review or provide shareholders with information concerning a matter that implicated a social policy issue, but did not otherwise seek to dictate specific actions or responses by the subject company or direct management to conduct the company's daily business operations in a particular manner. In contrast, the current Proposal sets forth the specific methods for implementing the complex policies suggested by the Proponent, and to such extent, is seeking to subject to stockholder oversight operational matters that are clearly within the purview of the Company's management. In this regard, we believe that the current Proposal is more closely analogous to those involved in the no-action letters that we cited in our February 7 letter in support of the Company's position under Rule 14a-8(i)(7).

We further believe, notwithstanding Mr. Simon's argument to the contrary, that the current proposal is also analogous to that involved in the no-action letter recently issued to *Verizon Communications, Inc.* (Feb. 21, 2007). In *Verizon,* the proponent requested that the board of directors issue a report on the technological, legal and ethical policy issues surrounding the disclosure of customer records and other content to governmental agencies without a warrant and to private investigators, and their effect on customer privacy rights. Rejecting the proponent's attempt to cloak the matter as one involving social policy, the Staff permitted the company to exclude the proposal on the basis that it related to "Verizon's ordinary business operations (*i.e.*, procedures for protecting customer information)." We believe that the current Proposal is likewise aimed at Yahoo!'s basic procedures for providing information and services to its users on an everyday basis.

Accordingly, the Company continues to believe, for the reasons set forth herein and in its February 7 letter, that it may omit the Proposal and Supporting Statement from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(7).

The Proposal is Vague and Indefinite and
<u>Contains Materially False and Misleading Statements</u>

In his Response Letter, Mr. Simon attempts to rebut the Company's arguments under Rule 14a-9 and Rule 14a-8(i)(3) by offering generalized opinions and by referencing excerpts from public testimony that was given in a different context and for different purposes. However, the Company does not believe that these opinions or excerpts sufficiently address the inherent ambiguities and false statements that the Company referenced in its February 7 letter. Indeed, Mr. Simon's own argument with respect to the implementation of minimum standard no. 4 (requiring that users be clearly informed when the Company has acceded to legally binding requests to filter or otherwise censor content that the user is trying to access) further highlights the degree to which this element of the Proposal is vague and indefinite, and subject to multiple and conflicting interpretations, as to what constitutes "clear" notice to the user that the Company has acceded to a "legally binding government request."

In response to two specific points raised by Mr. Simon in his Response Letter:

- Mr. Simon cites in support of his position two no-action letters involving Cisco Systems, Inc.,[2] in which the Staff declined to accept the company's claims that terms such as "monitoring" and "firewall" were impermissibly vague. The Company respectfully submits, however, that the terms "monitoring" and "firewall," at least in the context of the specific proposal that was offered at Cisco, are more technical in nature, and as such, are far less vague and open to interpretation than "political speech," "pro-active censorship," "all legal means," "legally binding government requests" and the other terms and phrases that Yahoo! has questioned in the current Proposal. Moreover, unlike the second proposal at Cisco, in which the supporting statement arguably provided sufficient context for shareholders to discern the meaning and intent of the proposal on human rights policies, the Supporting Statement accompanying the current Proposal does not provide any further context or guidance to the Company's stockholders as to the meanings of the ambiguous terms and phrases utilized by the Proponent. Thus, Yahoo! believes that the current Proposal is distinguishable from those involved in each of the Cisco letters cited by Mr. Simon.

- The Company respectfully requests that the Staff compare Mr. Simon's characterization of the Universal Declaration of Human Rights (the "Declaration") in his Response Letter (*i.e.*, as a "leading moral source for human rights," with no "legally binding effect or obligation under United States law") with the actual text of the Supporting Statement (which states that the Declaration "guarantees" certain freedoms, and that companies such as Yahoo have an "obligation to comply" with the principles of the Declaration). This conflict highlights the inherent inaccuracy of these references in the Supporting Statement, and further supports the Company's position that these references, as written, are materially false and misleading.

Accordingly, for the reasons set forth herein and in the Company's February 7 letter, the Company respectfully submits that it may omit the Proposal and Supporting Statement from the 2007 Proxy Statement on the basis of Rule 14a-8(i)(3).

Conclusion

Notwithstanding the arguments presented in Mr. Simon's Response Letter, the Company continues to believe that it may exclude the Proposal from its 2007 Proxy Statement pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(6), Rule 14a-8(i)(10) and Rule 14a-8(i)(3). If the Staff has any questions or comments regarding this or any of our prior submissions, please call me at (408) 349-7131, or in my absence, Thomas J. Leary, Esq., of O'Melveny & Myers LLP at (949) 823-

[2] *See Cisco Systems, Inc.* (Sep. 19, 2002); *Cisco Systems, Inc.* (Aug. 31, 2005).

7118. If the Staff concludes that the Proposal should not be excluded from the 2007 Proxy Statement, we would appreciate the opportunity of a conference prior to the issuance of a formal response. In any case, when the Staff issues its formal response, we respectfully ask that you send a copy of the response by facsimile to the undersigned at (408) 349-3400, and to Tom Leary at O'Melveny & Myers LLP at (949) 823-6994, and by facsimile, courier or U.S. Mail to the Proponent.

Please acknowledge receipt of this letter by date stamping an enclosed copy of this letter and returning the date-stamped copy to our messenger.

Very truly yours,

Christina Lai
Senior Legal Director

cc: Mr. Patrick Doherty, New York City Office of the Comptroller, Bureau of Asset Management
Richard Simon, Esq., Deputy General Counsel, New York City Office of the Comptroller
Michael J. Callahan, Senior Vice President and General Counsel, Yahoo! Inc.
Thomas J. Leary, Esq., O'Melveny & Myers LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 13, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 7, 2007

The proposal requests that management institute policies, with certain minimum standards, to help protect freedom of access to the Internet.

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Derek B. Swanson
Attorney-Adviser


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